                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
                       (UNDER SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                           Q COMM INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

              UTAH                                          88-4058493
  (STATE OR OTHER JURISDICTION                          (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION                      IDENTIFICATION NUMBER)

    1145 SOUTH 1680 WEST, OREM UTAH                         84058-4930
----------------------------------------                    ----------
(Address of Principal Executive Offices)                    (Zip code)

Issuer's Telephone Number: (801) 226-4222
                           --------------

Securities to be registered under Section 12 (b) of the Act:

      TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH REGISTERED

            None                                         N/A
      -------------------             -----------------------------------------

Securities to be Registered under Section 12 (g) of the Act:

      TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH REGISTERED

         Common Shares                                   N/A
      -------------------             -----------------------------------------

Q COMM INTERNATIONAL, INC.         FORM 10-SB

                           Q COMM INTERNATIONAL, INC.

                                TABLE OF CONTENTS

PART I - INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Business..............................................4
        Q Comm Prior to the Merger...........................................4
        Product Development..................................................5
        Product Information..................................................5

Plans for Growth.............................................................6
            Growth Through Direct Sales......................................6
            Growth Through Acquisition.......................................6
            Drive Multiple Revenue Streams...................................7
        Competition..........................................................7

Item 2. Management's Discussion and Analysis or Plan of Operation...........10

Item 3. Description of Property.............................................15

Item 4. Security Ownership of Certain Beneficial Owners and Management......15

Item 5. Directors, Executive Officers, Promoters and Control Persons........17

Item 6. Executive Compensation .............................................18
        Employment Agreements...............................................19
        Stock Option Agreements.............................................20

Item 7. Certain Relationships and Related Transactions......................21

PART II.....................................................................22

Item 8. Legal Proceedings...................................................23

Item 9. Market For Common Equity and Related Stockholder Matters............23

Item 10. Recent Sales of Unregistered Securities ...........................24

Item 11. Description of Securities..........................................25

Item 12. Indemnification of Directors and Officers..........................26

PART F/S....................................................................27

Item 13. Financial Statements...............................................27

Item 14. Changes In and Disagreements With Accountants On Accounting and
         Financial Disclosure...............................................28

PART III....................................................................29

Item 15. Financial Statements and Exhibits..................................30

Other Exhibits..............................................................31

Signatures .................................................................33

PART I

Item 1.  Description of Business

      On August 3, 1998, Teleconnect, Inc., a Utah corporation, Teleshare 900, Inc., a Utah corporation, and Q Comm International, Inc., a Nevada corporation, merged into QCMERCO, Inc., a newly created Utah corporation, and a wholly-owned subsidiary of Four Rivers Development, Inc., a Utah corporation. Effective on the merger date, QCMERCO changed its corporate name to Q Comm, Inc. and Four Rivers Development, Inc., changed its name to Q Comm International, Inc. ("Q Comm" or the "Company"). Q Comm which is headquartered in Orem, Utah, is a regional telecommunications service provider specializing in prepaid phone cards, prepaid wireless and prepaid local dial tone phone services to end users throughout the United States. The Company's securities are quoted on the Over-the-Counter Bulletin Board ("OTCBB") under the symbol QCCM.

      Q Comm targets high transaction, small to mid-size retailers utilizing a sales force of approximately 2,500 resellers throughout the continental United States. The Company's activities to date have been limited primarily to providing telecommunications products and services. The Company's revenues originate from signing up master agents (distributors of the products), sales of prepaid calling cards, Interactive Voice Response ("IVR") services, sales of prepaid wireless service and sales of prepaid local dial tone service. Q Comm's core business is prepaid phone cards. However, it believes the Company's future business will be primarily in the prepaid wireless market.

      Q Comm will sell prepaid wireless through approximately 2,500 master agents, retail agents and thousands of retail locations. The Company will continue to sell prepaid phone cards through the same resellers. The Company will discontinue providing 900 number IVR service.

      International opportunities are also emerging for the Company in the telecommunications arena. Overseas deregulation of telecommunications provides Q Comm with an unprecedented opening for joint venture opportunities to develop and market telecommunication systems.

      The key to the Company's future success is with its retail agents and retail locations which are currently active in providing prepaid phone cards and prepaid wireless service. The Company expects that its total number of retail locations will reach 7,800 by the end of the year 2001.

      Q Comm is headquartered in Utah and has its corporate offices and principal place of business located at 1145 South 1680 West, Orem Utah 84058-4930. The Company's telephone number is 801- 226-4222.

Q Comm Prior to the Merger

      Teleconnect Inc., ("TCI") was formed in January 1993, to engage in the business of selling telecommunications services through independent sales agents who paid TCI for the right to be a TCI agent.

      Teleshare 900 ("T900") was formed in August 1992 to offer 900 number services as an IVR service bureau. T900 charges a fee for providing information and training on establishing a 900 number, and continues to act as the IVR service bureau that monitors the number, keeps information on the number up to date and disburses to the owner revenue generated by the 900 number. T900 has corporate policies that do not allow any participation in psychic services or sexually oriented services.

     Four Rivers Development, Inc. was incorporated on February 7, 1986 in the state of Utah. Four Rivers Development, Inc. was a (shell) company and did not engage in any business activity prior to its name was changed on August 3, 1998 to Q Comm International, Inc.

     Q Comm International, Inc., was incorporated on December 5, 1997 in the state of Nevada. Q Comm International, Inc. was formed to combined with Teleconnect, Inc. and Teleshare 900, Inc. which were merged into QCMERCO, Inc. a Utah Corporation and wholly owned subsidiary of Four Rivers Development, Inc. Prior to August 3, 1998, Q Comm International, Inc. had not engaged in any business activity.

      Q Comm International, Inc., a Nevada corporation was a public (shell) Company.

Product Development

      Q Comm has not developed any products or made any expenditures related to research and development over the past 3 years. This is mainly due to the fact that it resells services produced and provided by other companies. Q Comm recently began reselling a prepaid telecommunications services point-of-sale activation terminal from LDC Direct that it has private labeled as "Qxpress". While the Company does not expect any product development costs associated with Qxpress, a material investment of approximately $400 will be required to purchase each unit. Q Comm plans to purchase about 4,300 terminals by the end of year 2000. There are no patents, trademarks, trade names, or service marks held by Q Comm.

Product Information

      Q Card: Q Comm provides a Q Card which is a money-saving rechargeable phone card. Q Cards can be "charged" with any amount of time, and because the cards can be recharged an unlimited number of times, there is never a need to purchase another.

      Q Custom Cards: Q Comm offers a Custom Phone Card designed for businesses. The Custom Phone Card provides an affinity program and brand promotion for businesses. The card is also designed to enhance businesses marketing and increase their sales. Q Comm allows businesses selling the cards to customize it by placing any type of graphic and/or text on the front of the card.

      Q Discount Cards: Q Comm offers prepaid Discount Phone Cards available in $5, $10 and $20 increments. The card is offered through a point-of-purchase display. Each card is perforated to quickly and easily separate from its hanger. The display is made to hang at or near a counter in a retail store. Since these cards are not rechargeable, once time has been used, the customer will dispose of the card and return to a retail location to purchase a new one.

      Qxpress System: The Qxpress prepaid system provides on-demand prepaid telecom services. With the Qxpress turnkey system-installed and serviced by Q Comm, retailers can print and activate prepaid phone cards in addition to prepaid wireless services at the point of purchase on demand.

      The cards issued by Qxpress can be customized with the company's name and phone number. In addition, each card includes a small "billboard" that can be customized each month to advertise a special promotion at certain retail locations.

      Q Tone: Q Comm offers Q Tone, which provides the convenience of local phone service to consumers regardless of their credit history, housing status or background. For a set fee per month and a one time activation fee consumers are provided with unlimited local dial tone service without deposits, credit checks or hassle. This service is provided to individuals who have no phone service, or lost their service for failing to pay their phone bill.

      Q Wireless: Q Comm, seeking to provide an economical solution to the millions of consumers who are denied billable wireless phone services, offers prepaid wireless phone services. The Company provides a state-of-the-art cellular phone pre-loaded with 10 minutes of time, which also comes with a battery and charger.

Plans for Growth

      The Company is aggressively pursuing a strategy of high growth in the prepaid telecom industry through direct sales deployment and acquisitions of regional and rural prepaid telecom companies. The Company has not as of yet identified any potential companies for acquisition purposes.

Growth Through Direct Sales

      Q Comm will market its prepaid telecom services to high traffic, high transaction retail establishments which include independent grocery stores, check cashing outlets, gift shops, tourist stores, gas or service stations, private postal services, RV parks, college campus stores, airports, hotels and resorts, and liquor stores. The Company will accomplish this through a regionally organized direct sales force. Q Comm intends to roll out regionally as it builds a nationwide services footprint. Each region will consist of 5-8 sales representatives led by one sales manager. Q Comm's direct sales efforts will initially focus on the under-served, least competitive areas of the country, which at this time are retail chains of 1 to 30 stores located in Midwestern markets of 500,000 people or less.

      The Company believes that there is a significant competitive advantage to being the first to offer a total prepaid management system, like Qxpress, to many retailers in small to medium-sized markets throughout the U.S. Whenever a new account is established, the agreement affords Q Comm a multi-year exclusive contract. During the term of the contract it will be able to establish retailer loyalty by providing superior, in-person, customer support; excellent, retailer-oriented solutions and product quality; as well as incentives for renewing contracts prior to expiration.

Growth Through Acquisition

      As one of only a few public prepaid telecom companies in the U.S., the Company is positioned to begin acquiring regional prepaid companies. Companies that Q Comm intends to initially target for acquisition will offer prepaid telecom services to more than 100 retail locations, will overlap its current wireless coverage areas and will have positive cash flow. In order to sustain this growth and fund the Company's aggressive acquisition strategy, Q Comm intends to raise $3-5 million in the first quarter of year 2000 through an equity offering and possibly register a second offering later in year 2000.

      The Company's goal in growth-by-acquisition includes building the size of its core operations to increase brand recognition, strengthening its technology, opening new revenue streams, creating economies of scale, extending distribution networks, and lowering aggregate sales and market expenses.

Drive Multiple Revenue Streams

      The Company intends to leverage its brand, technology, operating infrastructure, and customer and distribution bases to develop additional revenue opportunities. Q Comm believes significant incremental revenue opportunities exist through increasing and enhancing its prepaid telecom product selection as well as non-telecom prepaid items such as gasoline stations or car washes through the Qxpress system. The Qxpress system has built-in flexibility that allows any item that is sold to be pre-sold or prepaid. As the Company funnels additional products through Qxpress systems located in thousands of retail locations across the country, Q Comm believes new product introductions will rapidly boost sales and increase the Company's valuation. In addition Q Comm should become an attractive, potential acquisition to an increased number of companies in various industries.

Provide Value to Prepaid Telecom Retailers and Consumers

      Q Comm will continue to build customer trust and loyalty by maintaining its focus as a premium prepaid telecom provider who meets and exceeds customer demands in all product offerings. By providing retailers and consumers with flexible, custom, on-demand product solutions, Q Comm brand loyalty should be enhanced.

Capitalize on Q Comm's Current Distribution Channels

      Over the past seven years, the Company has developed extensive experience in the telecom industry as well as a national distribution channel consisting of approximately 2,500 value-added resellers. Q Comm believes it will be able to achieve significant sales as new products and services, such as prepaid wireless and the new Qxpress total management system, are introduced by its distributors to retailers and consumers throughout the country.

Maintain Technology Focus and Expertise

      By capitalizing on the flexibility of its management system, Qxpress, the Company is able to enhance its service offerings, meet increased demand, and take advantage of the efficiencies of automated, real-time product creation that their technology and streamlined prepaid point-of-sale system permit. Q Comm intends to continue to leverage the leading technologies and create cutting-edge solutions to enhance the overall retailer and customer experience.

Competition

      Q Comm is currently marketing telecommunication services. The U.S. prepaid telecommunications industry is highly competitive and significantly influenced by the marketing and pricing practices of the major industry participants. Many of its competitors are significantly larger and have substantially greater resources. Q Comm also competes with other national and regional telecommunications resellers, which employ various means to attract new subscribers, including television and other advertising campaigns, telemarketing programs, network marketing, cash payments and other incentives.

      Q Comm also competes in a market that is new, competitive, highly fragmented and rapidly changing. In acquiring new customers, it competes on the basis of product quality, convenience, price, company stability and brand awareness. To acquire new retailers, there are additional factors such as retail solutions, commissions and support. Q Comm competes with thousands of companies for the attention of consumers and retailers. These competitors can be categorized as illustrated in the following table:

-----------------------------------------------------------------------------------------
Category                      Focus                          Example Competitors
-----------------------------------------------------------------------------------------
Small, regional companies     Small, rural retailers         Prepaid Solutions, Telecom
                                                             Caribe
-----------------------------------------------------------------------------------------
Medium to large companies     Medium to large retail chains  Topp Telecom, Destia, VoCall
                              Businesses in major            RDST.com, Alltel Corp.
                              metropolitan areas
-----------------------------------------------------------------------------------------
Mainstream, large companies   Large retail chains            AT&T, MCI-World
                              and corporations               Com, Sprint
                              in major metropolitan areas
-----------------------------------------------------------------------------------------

The Company's major competitors include some of the following:

AT&T

      AT&T is offering prepaid wireless phone service with no roaming or long distance charges. The plan initially costs $129 and comes with an Ericsson LX 700 digital phone loaded with 15 minutes of air time, a 15-minute refill card, and a mail-in coupon for another free 60 minutes. AT&T recently purchased SmartTalk, Inc. SmartTalk, Inc. is a manufacturer, marketer and distributor of prepaid telecommunication products and related services. SmartTalk has agreements in place that make its products accessible in over 100,000 mass merchandisers, consumer electronic retailers, home office superstores, supermarkets, university bookstores, convenience stores, and other locations throughout North America and Europe.

Alltel Corp.

      ALLTEL Corporation has more than 80 years experience with telephone services for the home, and business. ALLTELL is a recognized leader in enterprise networks and wireless communications. ALLTEL Corporation is a customer focused information technology company that provides wireline and wireless communications and information services, including local, long distance, network access and Internet services, wide area paging and others. Their maximum prepaid wireless balance is $500. ALLTEL prepaid wireless service doesn't require debit cards, PIN numbers, authorization codes or special phones; any analog wireless phone can be used.

VoCall Communications Corp.

      VoCall Communications Corp. is a rapidly growing, facilities-based provider of global telecommunications products and services. The American-based firm specializes in pre-paid telecommunications services such as prepaid calling card, cellular, paging and Internet telephony services. Founded in 1990, VoCall is one of Americas fastest-growing private companies. From 1994 to 1998, the company's revenues grew over 6,100%, leading Telecom Business magazine to name VoCall one of America's Top 250 telecommunication companies. Through its recent alliances with Lucent Technologies/Ascend Communications and Winstar, VoCall will offer an array of post-paid services such as Internet access, domestic and international long distance , CLEC services and wireless. VoCall is widely considered America's premier, prepaid calling card provider.

Topp Telecom

      Topp Telecom is a leading provider of low cost prepaid wireless communications with over 10,000 retail outlets. Topp Telecom is the only company in the United States that can provide the consumer with a local cellular phone number in every city that has cellular coverage in the U.S., Alaska, Hawaii, Puerto Rico and the U.S. Virgin Islands. Topp Telecom is the prepaid wireless solution for Radio Shack, the largest retailer of cellular products in the U.S. Topp is also the choice of Motorola and Nokia, which have licensed their proprietary technology to go into selected prepaid handsets.

Destia Communications

      Destia Communications, Inc. is a global network provider of telecommunications and data communications services. Destia offers residential and commercial users a range of products, including international and domestic long-distance, calling cards, prepaid card services and wholesale transmission services. Destia, along with its subsidiaries Telco (UK) and Econophone (Switzerland, Belgium, Germany, Austria), is one of the fastest growing facilities-based providers of long distance services. Destia offers a virtual phone card that can be instantly delivered over the Internet. The card allows users to make long distance calls from anywhere in the U.S. to almost anywhere in the world.

Ardis Telecom and Technologies, Inc. (RDST.com)

      Ardis Telecom and Technologies, Inc. through its operating subsidiary, RDST, Inc. participates in the rapidly growing prepaid telecommunications services industry. RDST is currently creating and marketing prepaid phone cards for domestic and international long distance calling. Having initially operated as a reseller of services RDST is now a facilities based provider, operating its own telecommunications switching equipment and enhanced services platform.

MCI-World Com

      Operating in more than 65 countries, MCI-WorldCom is a provider of fully integrated local, long distance, international and Internet services. The company serves million of U.S. business and residential customers over a 45,000 mile, all-fiber high capacity nationwide network.

Sprint

      Sprint was the first long distance carrier to introduce prepaid calling cards in the U.S. market in 1993. In May, 1998, Sprint placed its 200 millionth card in the market, making Sprint the first prepaid card provider to reach this milestone. The Sprint prepaid phone is sold in nearly 35,000 retail outlets in the U.S., Guam and the Caribbean.

      Q Comm's ability to compete effectively will depend on, among other factors, its continued ability to form strategic alliances and joint ventures with third party telecommunications service providers and to provide high quality services at competitive prices. There can be no assurances that the Company will be able to compete successfully in the telecommunications marketplace. Any inability by Q Comm to compete successfully would have a material adverse effect on its business, operating results and financial condition.

      The prepaid telecom market is new, rapidly evolving and intensely competitive. Specifically, prepaid services is a rapidly growing segment of the telecommunications industry with relatively low barriers of entry. The Company believes that additional competitors, including internet-based service providers, will be attracted to the prepaid telecom marketplace. Competition is likely to intensify as this market matures. As competitive conditions intensify, competitors may;

      o enter into strategic or commercial relationships with larger, more established and well-financed companies;
      o     secure services and products from suppliers on more favorable terms;
      o     devote greater resources to marketing and promotional campaigns;
      o     secure exclusive deals with buyers that impede Q Comm's sales; and
      o     devote substantially more resources to system development.

      In addition, new technologies and the expansion of existing technologies may increase competitive pressures. As a result of increased competition, the Company may experience reduced operating margins, as well as loss of market share and brand recognition. The Company may not be able to compete successfully against current and future competitors. These competitive pressures could have a material adverse effect on Q Comm's revenue growth and earnings.

Item 2. Management's Discussion and Analysis or Plan of Operation

Overview

      The following is a discussion of certain factors affecting Q Comm's results of operations, liquidity and capital resources. You should read the following discussion and analysis in conjunction with the Company's consolidated financial statements and related notes that are included herein.

      The following discussion regarding Q Comm and its business and operations contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements.

Results of Operations

Q Comm recognizes revenues under the categories of Telecommunications, Renewal Fees, Qxpress System and Other Sales.

      Q Comm generates revenues from Telecommunications, Renewal Fees, Qxpress system and Other Sales which includes Internet Web sites(1) and Miscellaneous Income.

      The Company's "Telecommunications" category includes sales of Master Agent Resellers Licenses and revenues from phone card minutes. The Company's "Renewal Fee" category includes the fees Q Comm Master Agents pay annually to remain active resellers with Q Comm. The "Qxpress System" category includes revenues generated through the sale of all Q Comm products including prepaid phone cards, prepaid wireless and prepaid local dial tone through Qxpress point-of-sale activation terminals (POSA) located in retail stores across the country. The "Other Sales" category includes revenues from the sale of Internet Web sites and miscellaneous income.

      Q Comm incurred net losses of $1,329,763 for the year ended December 31, 1998. In 1998 the Company's primary source of revenue was telecommunications which included the sale of its Master Agent reseller program. Master Agents paid $2,995 to have the rights to resell Q Comm's products and receive the Company's support. Some of the Master Agents financed their $2,995 fee through Q Comm's internal financing department after they make an initial deposit of $500 dollars. These financing contracts that were owned by the Company were turned over to a billing and collecting agency who was paid a percentage of the collected monthly payment. The billing and collecting company collected less than 30% of the balances of these financing contracts which resulted in the Company writing off a large amount of the accounts receivable as bad debt ($589,493 of the $1,329,763 loss for 1998).

      In 1998, Q Comm also faced a shift in the prepaid phone card market. In 1996, 1997 and 1998, the Company had focused its marketing efforts on selling zero balance prepaid cards. These cards have no minutes on them as they are given to consumers and must be "charged up" with a credit card to put usable minutes on them. Once they are charged they can be recharged as long as the user wishes, thus creating on going revenue for the Company. However, in 1998 consumers started shifting their preferences to buying prepaid phone cards at retail locations, such as convenience stores and gas stations. As a result, the Company suffered declining sales in 1998 and 1999.

      Q Comm incurred net losses of $1,020,838 for the 11 months ended November 30, 1999. Q Comm believes the main causes for its losses in 1999 were due to discontinued sales of the Company's zero balance phone card, costs associated with the implementation of its new Qxpress units and funding of Qxpress units placed in retail locations. The Company in September, 1999, ceased establishing new relationships with any new master agents. Early in 1999, Q Comm initiated a strategy to sell prepaid telecom services through retail channels. To address this new opportunity, the Company hired a President with direct sales experience to organize and manage a direct sales force as well as top-level telecom resellers to place its Qxpress point-of-sale activation (POSA) terminal in high transaction, high traffic retail environments such as convenience stores around the country. In order to increase the appeal and rapid adoption of Qxpress units, the Company absorbs the cost of the terminal at about $400 each and requires the retailer to meet minimum revenue

--------
(1) Internet Web sites were introduced on a trial basis in 1999. Management's decision was to dis-continued the product.

requirements. Under this format, the Company place approximately 173
Qxpress units in retail locations by the eleven months ended November 30, 1999. Q Comm believes the main causes for its losses in 1999 will come from discontinued sales of the Company's zero balance phone card, ramp up of sales of its new Qxpress units and funding of Qxpress units placed in retail locations.

Comparison of Eleven Months Ended November 30, 1999 to the Eleven Months Ended November 30, 1998

Revenues. The Company's sales decreased 59.61% in 1999 with sales of $1,106,750 as compared with $2,740,262 for the period in 1998. the largest fall off in revenues was from its Telecommunications category where the decrease was approximately 59% from the previous year or $1,004,738 for 1999 as opposed to $2,437,908 for 1998. These decreases as explained above come as a result of the prepaid phone card market shifting to retail locations while the Company focused on a segment that was not retail oriented. Q Comm also experienced a decrease of 57% in Renewal Fees where in 1998 Renewal Fees accounted for $125,339 in revenue and in 1999 Renewal Fees were approximately $53,399. This decrease was due to the Company's shift in marketing. In 1999, Q Comm started marketing its prepaid phone cards directly to retail stores and retail agents. Most of the Company's previous agents did not service the retail market and thus are not renewing their agents agreements. The Company realized approximately $413,813 in revenue in revenue from Internet Web site sales. In order to focus on telecommunications, the Company discontinued the sale of Internet Web sites in May, 1999. Q Comm also realized $16,190 in revenue from the sale of prepaid telecom services through Qxpress units through November 30, 1999.

Gross profit. The Company's projected gross profit is defined as revenues less costs of sales, before including operating expenses, interest income, or gain on extinguishment of debt. Q Comm's gross profits through Novemer 30, 1999 was $337,287.

Operating expenses. The Company's operating expenses decreased 53.06% in 1999 through year to date comparisons of November 30, 1998 and November 30, 1999, respectively. Losses from operations decreased 49% for the comparable period. The decrease in losses were due primarily to restructuring the Company's focus on marketing its services to retail stores. This resulted in reducing personnel and marketing expenses. Q Comm intends to significantly increase its spending on items such as sales and marketing, Qxpress terminal purchases, technology, operating infrastructure, and acquisitions of competing companies. If these expenses do not generate increased revenues, the Company's earnings may be materially and adversely affected, anticipated net losses may be greater than expected and Q Comm may not be able to increase revenues sufficiently to achieve profitability. The Company's estimates of the periods of time in which it expects to continue to operte at a net loss, experience negative cash flow and not generate taxable income are forward-looking statements that involve risks and uncertainties. Actual results could vary materially as a result of a number of factors. The Company's operating costs are based upon estimated payroll, costs that have been incurred in 1999 and projected costs through 2002.

Net Earnings (Loss). The Company had a net loss of $1,020,838 for the eleven months ended November 30, 1999. Due to extensive infrastructure costs to support the aggressive internal growth, as well as the costs of planned acquisitions, profitability may not be achieved until late 2000. The Company expects to incur substantial operating losses and continued negative cash flow from operations for the foreseeable future as part of its strategy to achieve market share and profitability.

Other Expenses
--------------

     A) Convertible Debenture. The Company received $650,000 from GEM Investments, LTD upon the issuance of a Convertible Debenture. GEM Investments LTD entered into a subsequent agreement with GEM Global Yield Fund Limited ("GEM Global") whereby GEM Global is entitled to repayment on the Debenture of $650,000 on or before the maturity date of May 12, 2004 in addition to receiving interest at the rate of 2% per annum until payment in full of the principal amount together with all accrued and unpaid interests. GEM also has conversion rights of 2,000,000 escrowed shares of the Company's Common Stock. GEM Global may elect at any time to convert the Debenture in whole or in part, into shares of the Company's Common Stock. See RECENT SALE OF UNREGISTRED SECURITIES and See
Exhibit 10(c) for Terms and Conditions. The interest on the beneficial conversion feature accounted for $350,000 of the Company's net loss.

     B) Warrants. During the eleven months ended November 30, 1999, GEM Investments LTD received warrants to purchase 125,000 shares of common stock at an exercise price of $0.01 per share. The fair value of the underlying Common Stock at the date of issuance was $1.25 per share, resulting in a discount recorded on the Convertible Debenture and a charge to additional paid-in-capital of $155,000. The discount to be amortized over the life of the debt.

Proforma Assumptions. Pro forma financial statements are based on several assumptions. The Company intends to establish its Qxpress prepaid management system in 4,300 retail locations by year-end 2000. Q Comm estimates that the average convenience store sales of prepaid phone cards alone range from $400-$500 per month. For all of its prepaid services including prepaid phone cards, prepaid wireless, and prepaid local dial tone, the Company bases its projections on an average of only $400 per month per location. Meeting the Company's Proforma projections will account for less than one percent of market share in the prepaid telecommunications industry. The revenues and expenses of future acquisitions are not included in proforma statements.

     Due to extensive infrastructure costs to support the aggressive internal growth, as well as the costs of planned acquisitions, profitability may not be achieved until late 2000.

Expense. During 1999, the Company settled with a prior landlord certain disputed charges relating to a building lease during th year ended December 31, 1998. As a result of the settlement, the Company recorded a note payable to the landlord in the amount of $42,866. Payments on the note are to commence in October, 1999 with an initial payment of $5,685 and additional monthly payments of $3,083, expiring in November 2000. The note requires no interest payments as long as the Company remains current on the principal payments.

Liquidity and Capital Resources. As of November 30, 1999, the Company had approximately $40,523 in cash on hand. Currently Q Comm's primary source of cash is investment capital. The Company estimates becoming cash-flow positive through the sale of its products by year-end 2000.

Proforma Assumptions. Pro forma financial statements are based on several assumptions. The Company intends to establish its Qxpress prepaid management system in 4,300 retail locations by year 2000. Q Comm estimates that the average convenience store sales of prepaid phone cards alone range from $400-$500 per month. For all of its prepaid services including prepaid phone cards, prepaid wireless, and prepaid local dial tone, the Company bases its projections on an average of only $400 per month per location. Meeting the Company's proforma projections will account for less than one percent of market share in the prepaid telecommunications industry. The revenues and expenses of future acquisitions are not included in proforma statements.

      Due to extensive infrastructure costs to support the aggressive internal growth, as well as the costs of planned acquisitions, profitability may not be achieved until late 2000.

Other. During 1999, the Company settled with a prior landlord certain disputed charges relating to a building lease during the year ended December 31, 1998. As a result of the settlement, the Company recorded a note payable to the landlord in the amount of $42,866. Payments on the note are to commence in October, 1999 with an initial payment of $5,685 and additional monthly payments of $3,083, expiring in November 2000. The note requires no interest payments as long as the Company remains current on the principal payments.

Liquidity and Capital Resources. As of November 30, 1999, the Company had approximately $40,523 in cash on hand. Currently Q Comm's primary source of cash is investment capital. The Company estimates becoming cash-flow positive through the sale of its products by year-end 2000.

Trends and Uncertainties

      Demand for Q Comm services will be dependent on, among other things, general economic conditions, though non-cyclical in nature.

Year 2000 Compliance

      Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. It was widely anticipated that on the occasion of the arrival of the year 2000 the entry of "00" was expected to be read as 1900 rather than 2000. In order to distinguish the 21st century from the 20th century the date code fields needed to accept four digit year entries as opposed to the present two digits. In addressing the Year 2000 issue, the Company identified three key areas critical to successful Year 2000 compliance: products, financial and information systems and third-party relationships.

      Q Comm has successfully completed testing of current products and services offered to the business and general consumer market and do not believe there is significant risk of noncompliance. There can be no assurance that certain previous releases of products and services will prove to be year 2000 compliant.

      The Company has completed its initial evaluation, analysis and testing of its core internal systems and do not currently expect any significant issues to be identified during further review.

      The Company has completed its initial review of the readiness of third-party business partners, including significant vendors, suppliers and customers. Even where assurances are received from third party vendors and suppliers there remains a risk that failure of systems and products of other companies on which Q Comm relies could have a material adverse effect on the Company.

      The Company will develop and will implement contingency plans if it appears that it or any of its key vendors, suppliers and customers will not be Year 2000 compliant. Such noncompliance is expected to have a material adverse impact on the Company's operations. Since no material non-compliance has been detected, no contingency plans have been developed.

      Based on the work completed to date, the Company has not incurred material costs and do not expect to incur future material costs to address the Year 2000 problem for its systems and products. At this time, Q Comm cannot reasonably estimate the potential impact on its financial position, results of operations and cash flows if internal systems are found to be non-compliant or if key suppliers, customers and other business partners do not become Year 2000 complaint on a timely basis. Because many companies may need to upgrade or replace computer systems and software to comply with Year 2000 requirements, the Company believes that the purchasing patterns of business customers and potential business customers may be affected by the Year 2000 issues as companies expend significant resources to upgrade their current hardware and software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase the business products offered by the Company which could have a material adverse effect on its business, results of operations and cash flow. Likewise, current customers and potential customers on the consumer side may be affected by their purchasing choices because of Year 2000 issues. Such Year 2000 concerns may result in consumers withholding making purchases of products and services offered by Q Comm towards the end on 1999 and well into the year 2000 which could have a material adverse effect on the Company's business, results of operations and cash flow.

Item 3. Description of Property

      Q Comm maintains offices at 1145 South 1680 West, Orem, Utah. At this location the Company leases approximately 6,100 square feet of combined office and warehouse space from Highland Ranch, Inc. Q Comm is one of six tenants in a recently constructed cinder block building. The building itself is located in the Orem Center Business Park and the Company occupies Unit # 5A. Q Comm's lease is for one term of 1 1/2 years commencing on March 15, 1999 and terminates on August 31, 2000. The Company has an option to renew its lease for three (3) one year terms with no less than ninety (90) days written notice given prior to the expiration of the proceeding term. About 2,500 square feet of Q Comm's warehouse space is available to convert to office space. The Company believes its currently leased space allows it enough space to accommodate future expansion plans for at lease one year. The Company's total annual lease obligation is $29,294.

Item 4. Security Ownership of Certain Beneficial Owners and Management

      The following tables set forth, as of January 20, 2000, the number of shares of Common Stock of the Company beneficially owned by all persons known to be holders of more than five percent of the Company's Common Stock and by all executive officers and directors of the Company individually and as a group.

      (a) Security Ownership of Certain Beneficial Owners

-------------------------------------------------------------------------------------------------
Title of          Name and address              Amount and Nature                   Percentage of
Class             of beneficial owners          of beneficial ownership             class
----------------------------------------------------------------------------------------------------------------------------------
2% -              GEM Global Yield Fund         $650,000.00                         100%
Convertible[1]    c/o Loughran & Co.            With a conversion rate of $1.00
Debenture         38 Hertford Street            per share, or 65% of the average
                  London W1Y7TG                 bid price for the five days prior
                                                to conversion, which ever is less
----------------------------------------------------------------------------------------------------------------------------------

      [1] Resulting from the Convertible Debenture and Common Stock purchase agreement originally by and between Q Comm International, Inc. and GEM Investments, LTD dated, and subsequent agreement between GEM Investments, LTD and GEM Global Yield Fund Limited ("GEM Global") dated on September 15, 1999 whereby GEM Investments, LTD sold to GEM Global all of the Debentures registered to GEM Investments, LTD along with conversion rights to 2,000,000 escrowed shares. GEM Global is entitled to repayment on the Debenture of $650,000 on or before the maturity date of May 12, 2004 (the "Maturity Date") in addition to receiving interest at the rate of 2% per annum until payment in full of the principal amount together with all accrued and unpaid interest. GEM Global may elect at any time to convert the Debenture, in whole or in part, into shares of the Company's Common Stock. If GEM Global makes such election the formula for determining the rate of conversion shall be $1.00 per share, or 65% of the average bid price for the five days prior to conversion, which ever is less. The Company agrees that, if at any time the conversion price of the Debentures is such that the number of Escrow Shares is less than 200% of the number of shares of Common Stock that would be needed to satisfy full conversion of all of the Debentures given the then current conversion price (the "Full Conversion Shares"), upon five (5) days written notice of such circumstance to the Company by the Purchaser and/or Escrow Agent, it will issue additional share certificates, in the name of each of the Purchasers, and deliver same to the Escrow Agent, such that the new number of Escrow Shares is equal to 200% of the Full Conversions shares. The Escrow Agreement shall terminate upon the earlier of (i) the conversion of the full amount of the Debentures; or (ii) the Maturity Date of the Debentures. Upon termination of the Escrow Agreement, the Escrow Agent shall return any unconverted Escrow Shares to the Company. On the Maturity Date, the Debenture and all interest due shall convert automatically into shares of Common Stock at the conversion price.

      (b) Security Ownership of Management

------------------------------------------------------------------------------------------------------
Title of          Name and address                    Amount and Nature             Percentage of
Class             of beneficial owners                of beneficial ownership       shares Outstanding
------------------------------------------------------------------------------------------------------
Common            Paul C. Hickey - CEO[1]             3,555,345 shares                    41%
Stock             1638 N.1030 W.
                  Orem, Utah 84057

Options on        Stephen C.Flaherty - President[1]   520,000 Common Stock purchase      0.1%
Common Stock      3645 North Little Rock Drive        options of which 70,000
                  Provo, Utah 84604                   have vested and none have
                                                      been exercised

Common            K.C. Holmes - Director[1]           123,333 shares                     0.1%
Stock             736 E. Stokes Avenue
                  Draper, Utah 84020

Common            Katie Benioni - Secretary[1]        14,000 shares                      0.0%
Stock             279 E. 1090 North
                  Orem, Utah 84057

Common            Brent Bingham[1]                    10,000 shares                      0.0%
Stock             516 W. 300 S.,
                  Orem, Utah 84058

Total             All Officers & Directors            3,772,678 shares                    44%
                  as a group beneficially own


------------------------------------------------------------------------------------------------------

      [1] The listed beneficial owners have no rights to acquire any shares within 60 days of the date of this Form 10-SB from options, warrants, rights, conversion privileges or similar obligations.

      (c) Change in Control

      There are no arrangements, including any pledge by any person of securities of Q Comm or any of its parents, the operation of which may at a subsequent date result in a change in control of the registrant.

Item  5. Directors, Executive Officers, Promoters and Control Persons

      The following Table sets forth certain information regarding the executive officers and directors of Q Comm as of January 20,2000.

--------------------------------------------------------------------------------

Name                    Age         Title       Five Years Business Experience
----                    ---         -----       ------------------------------

Paul C. Hickey          39    CEO, Chairman*    Paul C. Hickey is CEO and
                              Of the Board      Chairman of the Board of
                                                Directors of Q Comm. He
                                                finalized Q Comm's acquisition
                                                of Teleshare900 and Teleconnect
                                                on August 3, 1998, companies he
                                                founded in 1992 and 1993
                                                respectively. Through these
                                                acquisitions, Mr. Hickey
                                                successfully merged and focused
                                                the assets, personnel and
                                                experience that generated seven
                                                years of success in the telecom
                                                industry. As founder of
                                                Teleshare and Teleconnect, Mr.
                                                Hickey built one of the nation's
                                                most successful IVR service
                                                bureaus, implemented a
                                                nationwide telecom training
                                                program, and became a leader in
                                                recruiting telecom value-added
                                                resellers. Prior to his work at
                                                Teleshare and Teleconnect, Mr.
                                                Hickey served as a national
                                                seminar speaker on direct
                                                marketing for American Business
                                                Seminars during 1991 and 1992.
                                                Prior to 1991, he served two
                                                years as the general manager of
                                                the Ridge Athletic Club and two
                                                years as department manager for
                                                Yurika Foods. He has a Bachelor
                                                of Science degree from Brigham
                                                Young University with a
                                                concentration in marketing, a
                                                co-concentration in
                                                International business, and
                                                minors in accounting and
                                                economics.

Stephen C. Flaherty     52    President         Stephen C. Flaherty joined Q
                                                Comm as their President in
                                                April, 1999. Prior to joining Q
                                                Comm, Mr. Flaherty's past
                                                successes include executive
                                                marketing and sales positions at
                                                large corporations and small,
                                                start-up businesses. He began
                                                his career at Bell and Howell
                                                where he was promoted seven
                                                times in 14 years. In his last
                                                position with Bell and Howell,
                                                Mr. Flaherty was called on to
                                                launch a new division in Ohio as
                                                the Director of Sales and
                                                Marketing. Having established a
                                                track record of building
                                                successful sales teams, he was
                                                recruited by GE Capital and
                                                became the Vice President of
                                                Sales and Marketing for Dealer
                                                Systems. While in this position,
                                                Mr. Flaherty had the opportunity
                                                to work with Jack Welch, CEO of
                                                GE, where Mr. Flaherty developed
                                                an expertise in applying the
                                                strategies and techniques for
                                                building shareholder value. This
                                                insight, his success record and
                                                natural enthusiasm made him an
                                                attractive
                                                acquisition for companies in
                                                need of a turn around. From 1991
                                                to 1998, Mr. Flaherty helped
                                                turn around various small to
                                                medium-sized businesses in need
                                                of his skills and experience.
                                                Serving as CEO, President, and
                                                in other executive positions, he
                                                helped successfully turn around
                                                First Image, a technical
                                                document publisher; MERX, a
                                                medical services company and
                                                GBS, the second largest
                                                consulting partner of JD
                                                Edwards.

Brent T. Bingham        33    Director*         Mr. Bingham presently serves as
                                                a Director of Q Comm. Mr.
                                                Bingham has served in this
                                                capacity since February, 1999.
                                                Mr. Bingham currently serves as
                                                President of Eclipse Marketing,
                                                Inc., (marketing services) a
                                                position he has held since
                                                December, 1992; President of
                                                Eclipse Marketing One, LLC
                                                (marketing home security
                                                systems) since August, 1997 to
                                                Present; and President of
                                                Bingham Quality Services (Pest
                                                Control Sales and Service) from
                                                October,1997 to present.

K.C. Holmes             32    Director*         Mr. Holmes presently serves as a
                                                Director of Q Comm. Mr. Holmes
                                                has served in this capacity
                                                since December of 1998. Mr.
                                                Holmes currently serves as CEO
                                                of Murdock Group Career
                                                Satisfaction, Corp. (Career
                                                Training.) He has served in this
                                                position since August, 1996; Mr.
                                                Holmes is Chairman of the Board
                                                of Directors of Open Seas, Inc.
                                                (import wholesale of hardware);
                                                Mr. Holmes served as an Account
                                                Manager for Provider Solutions
                                                (Oracle Reseller) from 1995 to
                                                1996; from 1991 to 1995 Mr.
                                                Holmes was a developer for
                                                Dynix-Library Service.

Katie  Benioni          31    Secretary         Ms. Benioni currently serves as
                                                Secretary to Q Comm. From 1994
                                                to 1997 Ms. Benioni was an
                                                Account Manager for Teleshare
                                                900, Inc. and Teleconnect, Inc.
                                                From 1997 to present Ms. Benioni
                                                is the owner of Total Financial
                                                Solutions (Bookkeeper for
                                                various small businesses)

--------------------------------------------------------------------------------

      * Each Director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

      The directors of Q Comm hold no other directorship in any other reporting company. In addition to Paul C. Hickey, the Companies CEO, Q Comm's significant employees include Stephen C. Flaherty, President, John T. Hickey, Director of Marketing and Bruce R. Siskonen, the Company's National Sales Manager. There are no family relationships among the directors or persons nominated or chosen by the Company to become a director. Paul C. Hickey, CEO and Chairman of the Board and John T. Hickey, National Sales Manager are brothers.

Item 6. Executive Compensation

                           Summary Compensation Table
--------------------------------------------------------------------------------

                              Annual Compensation                 Long-Term
                              -------------------                 Compensation
                                                                  ------------

                                                                  Awards
                                                                  ------
                                                                  Securities
      Name and                                                    Underlying
      Principal Position      Year      Salary        Bonus       Options
      ------------------      ----      ------        -----       ----------
      Paul C. Hickey          1997      $13,553       $0
      CEO

      Katie Benioni           1997      $13,149       $0
      Secretary/Accounting

      Paul C. Hickey          1998      $5,320        $0
      CEO

      Katie Benioni           1998      $14,103       $0
      Secretary/Accounting

      Paul C. Hickey          1999      $2,000        $0          $50,000.00
      CEO*  **

      Stephen C. Flaherty     1999      $56,538       $0
      President**

      Katie Benioni           1999      $12,080       $0
      Secretary/Accounting**

--------------------------------------------------------------------------------

*The Company has not adopted any program for bonuses, incentive compensation, profit sharing, pension, retirement, contracts or arrangements or deferred compensation plan except for Paul C. Hickey (CEO) who has a $50,000 deferred compensation salary in place for 1999.

** Under proposed remuneration Paul C. Hickey (CEO) will receive a salary of $120,000 for the year 2000 and 2001 of which in year 2000 $68,000 is deferred. Stephen C. Flaherty (President) will receive a salary of $120,000 for the years 2000 and 2001. Katie Benioni (Secretary) will receive a salary of $12,000 for the year 2000.

Employment Agreements

Stephen C. Flaherty was hired as President of Q Comm and provided a one plus year contract which expires on December 31, 2000. The Agreement will be renewed for successive one year terms. Under this agreement Mr. Flaherty will receive the following compensation:

o Base salary of $120,000 for the year 2000 and for each successive one year term of the agreement.

o Q Comm has given Mr. Flaherty the right to exercise options to purchase shares of Common Stock as part of his compensation package.

      Under this Agreement Mr. Flaherty will be entitled to participate in all of the Company's benefit plans, including, but not limited to, any stock option, medical, dental, life insurance, retirement, pension, profit sharing, or other plan as may be in effect from time to time on the same basis as provided generally to all other employees.

Bruce R. Siskonen was hired by Q Comm on June 30, 1999 as National Sales Manager and is being paid a salary of $72,000 per year. In addition, Mr. Siskonen will be entitled to participate in all of the Company's benefit plans, including, but not limited to, any stock option, medical, dental, life insurance, retirement, pension, profit sharing, or other plan as may be in effect from time to time on the same basis as provided generally to all other employees.

Stock Option Agreements

Stephen C. Flaherty, President is entitled to purchase under a Stock Option Agreement adopted by Q Comm 520,000 shares ("Option shares") of the Company's Common Stock, par value $0.001 at a purchase price of $1.50 per share. The right to purchase the Option shares may be exercised in whole or in part. The Options shall vest subject to the terms and conditions set forth in the Stock Option Agreement over a five year period to a maximum of 520,000 shares expiring on April 30, 2004.

John T. Hickey, Director of Marketing is entitled to purchase under a Stock Option Agreement adopted by Q Comm 200,000 shares ("Option shares") of the Company's Common Stock, par value $0.001 at a purchase price of $1.50 per share. The right to purchase the Option shares may be exercised in whole or in part. The options shall vest subject to the terms and conditions set forth in the Stock Option Agreement over a five year period to a maximum of 200,000 shares expiring on April 30, 2004.

Bruce R. Siskonen, National Sales Manager is entitled to purchase under a Stock Option Agreement adopted by Q Comm 100,000 shares ("Option shares") of the Company's Common Stock, par value $0.001 at a purchase price of $2.25 per share. The right to purchase the Option shares may be exercised in whole or in part. The options shall vest subject to the terms and conditions set forth in the Stock Option Agreement over a five year period to a maximum of 100,000 shares expiring on April 30, 2004.

      The following table contains certain information concerning the options granted to the Named Executive Officers during the fiscal year ended December 31, 1999.

                        Option Grants in Last Fiscal Year

------------------------------------------------------------------------------------------------
                       Number of           Percent of Total
                       Securities          Options Granted
                       Underlying          to Employees in       Exercise or
      Name             Options Granted     Fiscal Year           Base Price      Expiration Date
================================================================================================
Stephen C. Flaherty    520,000             63.4%                 $1.50           April 30, 2004
------------------------------------------------------------------------------------------------
John T. Hickey         200,000             24.4%                 $1.50           April 30, 2004
------------------------------------------------------------------------------------------------
Bruce R. Siskonen      100,000             12.2%                 $2.25           April 30, 2004
------------------------------------------------------------------------------------------------

      The following table sets forth certain information concerning the exercise of stock options during the fiscal year ended December 31, 1999 by each Named Officer and the value at December 31, 1999 of unexercised options held by the Named Executive Officers.

    Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values

--------------------------------------------------------------------------------------------------------------
                                                                                             Value of
                                                                    Number of Securities     Unexercised
                                                                    Underlying Unexercised   In-the-Money
                         Shares                                     Options at FY-End        Options at FY-End
                         Acquired on                                Exercisable/             Exercisable/
Name                     Exercise          Value Realized           Unexercisable            Unexercisable*
--------------------------------------------------------------------------------------------------------------
Stephen C. Flaherty      0                        -                  70,000/450,000           $17,500/$112,500
--------------------------------------------------------------------------------------------------------------
John T. Hickey           0                        -                  35,000/165,000           $8,750/$41,250
--------------------------------------------------------------------------------------------------------------
Bruce R. Siskonen        0                        -                  14,000/86,000            $0.00/$0.00
--------------------------------------------------------------------------------------------------------------

o Based on the closing sale price of Common Stock reported by the Nasdaq Stock Market OTC Bulletin Board as of December 31, 1999, which was $1.75 per share, less exercise price payable to optionee.

Item 7. Certain Relationships and Related Transactions

      The Company leases equipment and furniture from a company owned by the Company's CEO, under an operating lease which expires on March 31, 2001. Monthly payments are approximately $2,700 under the operating lease agreement. The Company is liable to carry property insurance and assume the responsibility of maintaining the leased equipment and furniture.

                                     PART II

Item 8. Legal Proceedings

      The Company is not a party to or involved in any material litigation, nor is it aware, to the best of its knowledge, of any pending or contemplated proceedings against it by any third party or any government authorities.

Item 9. Market For Common Equity and Related Stockholder Matters

      Q Comm's Common Stock is currently traded on the Over-the-Counter Bulletin Board ("OTCBB") under the symbol "QCCM." The Company is presently not required to file reports with the SEC pursuant to the Exchange Act. However, under the OTC Eligibility Rule, effective January 4, 1999, companies whose securities are quoted on the OTCBB will be required to file periodic reports with the SEC to continue quoting their securities (the "Eligibility Rule"). In order to comply with the Eligibility Rule, most companies will register their securities under the Exchange Act on Form 10 or (Form 10-SB if a small business issuer, as is the case with Q Comm). The Eligibility Rule currently provides that an issuer reach "no comment" status prior to its scheduled phase-in date in order to avoid being delisted. Q Comm's scheduled phase-in date is March 23, 2000. No assurances can be given that the application made will be approved in time to sustain an active public trading market.

      The following table sets forth the range of the high and low closing bid prices per share of Q Comm's Common Stock during each of the calendar quarters identified below. These bid prices were obtained from the Standard & Poor's Comstock, and do not necessarily reflect actual transactions, retail markups, markdowns or commissions. Based on the very limited public float and trading in Q Comm's Common Stock, Q Comm believes that such data is anecdotal and may bear no relation to the true value of Q Comm's Common Stock or the range of prices that would prevail in a liquid market.

      The high and low bid sales prices for the equity for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included are as follows:

--------------------------------------------------------------------------------
Year  Quarter  High Bid    Low Bid           Year  Quarter  High Bid    Low Bid
1998  1st      N/A*        N/A*              1999  1st      2 1/4       1 1/2
1998  2nd      N/A*        N/A*              1999  2nd      2 5/8       1 1/4
1998  3rd      N/A*        N/A*              1999  3rd      3           1 1/2
1998  4th      2 3/8       1 1/2             1999  4th      1 7/8       0 3/4
--------------------------------------------------------------------------------

* Q Comm securities were not listed on the Over-the-Counter Bulletin Board until the third quarter of 1998.

Item 10. Recent Sales of Unregistered Securities

      During 1998, the Company initiated a private placement memorandum under Regulation D Rule 504 in which the Company offered 1,135,000 of common shares at $0.75 per share on a best efforts basis. During 1999, the Company received approximately $108,250 on the sale of 144,326 shares. The proceeds to Q Comm from the Regulation D offering will be used exclusively for sales and marketing activities related to expanding Q Comm's core prepaid phone card business and the expansion of its prepaid wireless phone service. There was no underwriter used in connection with this offering.

      In 1999, the Company also received $650,000 from GEM Investments LTD, a private capital investment firm located in New Jersey upon the issuance of a convertible debenture. The debenture is convertible into Common Stock of the Company through May 12, 2004 and accrues interest at the rate of 2 percent per annum. GEM Investments, LTD entered into subsequent agreement with GEM Global Yield Fund Limited ("GEM Global") on September 15, 1999, whereby GEM Investments, LTD sold to GEM Global all of the Debentures registered to GEM Investments, LTD along with conversion rights to 2,000,000 escrowed shares. GEM Global is entitled to repayment on the Debenture of $650,000 on or before the maturity date of May 12, 2004 (the "Maturity Date") in addition to receiving interest at the rate of 2% per annum until payment in full of the principal amount together with all accrued and unpaid interests. GEM Global may elect at any time to convert the Debenture in whole or in part, into shares of the Company's Common Stock. If GEM Global makes such election the formula for determining the rate of conversion shall be $1.00 per share, or 65% of the average bid price for the five days prior to conversion, which ever is less. The Company agrees that, if at any time the conversion price of the Debentures is such that the number of Escrow Shares is less than 200% of the number of shares of Common Stock that would be needed to satisfy full conversion of all of the Debentures given the then current conversion price (the "Full Conversion Shares"), upon five (5) days written notice of such circumstance to the Company by the Purchaser and/or Escrow Agent, it will issue additional share certificates, in the name of each of the Purchaser, and deliver same to the Escrow Agent, such that the new numbers of Escrow Shares is equal to 200% of the Full Conversion shares. The Escrow Agreement shall terminate upon the earlier of
(i) the conversion of the full amount of the Debentures; or (ii) the Maturity Date of the Debentures. Upon termination of the Escrow Agreement, the Escrow Agent shall return any unconverted Escrow Shares to the Company. On the maturity date, the Debenture and all interests due shall convert automatically into shares of Common Stock at the conversion price. In conjunction with the issuance of the debenture, the investor also received Warrants to purchase 125,000 shares of Common Stock at an exercise price of $0.01 per share. The Warrants were exercised by GEM Investments LTD on May 13, 1999.

      During 1999, the Company initiated a private placement memorandum under Regulation D Rule 504 in which the Company offered shares of Common Stock at $0.66125 per share on a best efforts basis. The Company received on October 26, 1999, approximately $172,000 on the sale of 260,113 shares and on November 18, 1999, received approximately $37,500 on the sale of 56,711 shares, reflecting aggregate proceeds of $209,500. The proceeds to Q Comm from the Regulation D offering will be used exclusively for sales and marketing activities related to expanding Q Comm's core prepaid phone card business and the expansion of its prepaid wireless phone service. There was no underwriter used in connection with this offering.

      On December 24, 1999, the Company executed a Warrant Purchase Agreement with Balallan Limited ("Balallan") in consideration of a Fifty Thousand Dollars ($50,000) loan (the "Loan"). In partial consideration of the Loan the Company issued to Balallan a Warrant entitling it to purchase up to twenty thousand (20,000) shares of Common Stock of the Company at an exercise price of $0.66 per share.

Item 11. Description of Securities

      The authorized capital stock of Q Comm consists of 50,000,000, shares of Common Stock, par value $0.001 of which 8,639,675 are issued and outstanding on January 20, 2000. All outstanding shares of Common Stock are fully paid and non-assessable. Each holder of record of Common Stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting is not authorized by the Articles of Incorporation.

      Holders of Q Comm Common Stock are entitled to dividends in the discretion of the Board of Directors and payment thereof will depend upon, among other things, the Company's earnings, its capital requirements and its overall financial condition. Q Comm has not paid any cash dividends on its Common Stock since inception and intends to follow a policy of retaining any earnings to finance the development and growth of its business. Accordingly, it does not anticipate the payment of cash dividends in the foreseeable future.

Market For Common Shares

      There is currently a limited trading market for the Company's Common Stock. The Company's Common Stock trades on the Over the Counter Bulletin Bound under the symbol QCCM.

Share Eligible for Future Sale

      The Company presently has outstanding 8,639,675 shares of Common Stock. Of these shares, 5,619,851 shares of outstanding Common Stock were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act of 1933 (the "Act"). Such shares may be sold only pursuant to an effective registration statement filed by the Company or an applicable exemption, including the exemption contained in Rule 144 promulgated under the Act.

      In general, under Rule 144 as currently in effect, a shareholder, including an affiliate of the Company may sell shares of Common Stock after at least one year has elapsed since such shares were acquired from the Company or an affiliate of the Company. The number of shares of Common Stock which may be sold within any three-month period is limited to the greater of one percent of the then outstanding Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Certain other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied. In addition, a shareholder who is not an affiliate of the Company (and who has not been an affiliate of the Company for 90 days prior to the sale) and who has beneficially owned shares acquired from the Company or an affiliate of the Company for over two years may resell the shares of Common Stock without compliance with the foregoing requirements under Rule 144.

      No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock, or the perception that such sales may occur, could have a material adverse effect on prevailing market prices.

Item 12. Indemnification of Directors and Officers

      No officer or director shall be personally liable for any obligations arising out of any acts or conduct of said officer or director performed on or behalf of the Company. The Company shall and does hereby indemnify and hold harmless each person and his heirs and administrators who shall serve at any time hereafter as a director or officer of the Company from and against any and all claims, judgments and liabilities to which such persons shall become subject by reason of his having heretofore or hereafter been a director or officer of the Company, or by reason of any action alleged to have been heretofore or hereafter taken or omitted, or to have been taken by him as such director or officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claims or liability; including power to defend such person from all suits provided for under the provisions of the Utah Business Corporation Act; provided, however, that no such person shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. The rights accruing to any person under the foregoing provisions of this Section shall not exclude any other right to which he may lawfully be entitled, nor shall anything herein contained restrict the right of the Company to indemnify or reimburse such person in any proper case, even though not specifically herein provided for. The Company, its directors, officers, employees and agents shall be fully protected in taking any action or making any payment or in refusing so to do in reliance upon the advice of counsel.

      Other Indemnification The indemnification herein provided shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of the heirs, executors, and administrators of such a person.

      Insurance The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of the Company, or is or was serving at the request of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against liability under the provisions of this section on Indemnification or of Section 16-10-4 of the Utah Business Corporation Act.

      Settlement by Company The right of any person to be indemnified shall be subject to the right of the Company by its Board of Directors, in lieu of such indemnity, to settle any such claim, action, suit or proceeding at the expense of the Company by the payment of the amount of such settlement and the costs and expenses incurred in connection therewith.

Indemnification of officers or persons controlling Q Comm for liabilities arising under the Securities Act of 1933, is held to be against public policy by the Securities and Exchange Commission and is therefore unenforceable.

                                    PART F/S

Item 13. Financial Statements

      See attached unaudited condensed, consolidated financial statements of Q Comm and related financial notes which are included in this registration statement.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                   Page
                                                                                   ----

INDEPENDENT AUDITORS' REPORTS

    Report of Grant Thornton LLP, independent certified public accountants
        on the December 31, 1998 financial statements                                F-2

    Report of Squire & Co., independent certified public accountants
        on the December 31, 1997 financial statements                                F-3

CONSOLIDATED FINANCIAL STATEMENTS

    Balance Sheets as of November 30, 1999 (unaudited) and
        December 31, 1998                                                            F-4

    Statements of Operations for the Eleven Months Ended
        November 30, 1999 (unaudited) and 1998 (unaudited) and
        Years Ended December 31, 1998 and 1997                                       F-5

    Statement of Stockholders' Deficit for the Years Ended
        December 31, 1997 and 1998 and Eleven Months Ended
        November 30, 1999 (unaudited)                                                F-6

    Statements of Cash Flows for the Eleven Months Ended November 30, 1999
        (unaudited) and 1998 (unaudited) and
        Years Ended December 31, 1998 and 1997                                       F-7

    Notes to Consolidated Financial Statements                                       F-9

                              REPORT OF INDEPENDENT

                          CERTIFIED PUBLIC ACCOUNTANTS

The Directors and Stockholders of
QComm International, Inc.


We have audited the accompanying consolidated balance sheet of QComm International, Inc. and Subsidiary (the Company) as of December 31, 1998, and the related consolidated statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QComm International, Inc. and Subsidiary as of December 31, 1998, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                                     /s/ Grant Thornton LLP



Salt Lake City, Utah
September 30, 1999

                              Squire & Co. Opinion

                    QComm International, Inc. and Subsidiary

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                       November 30,      December 31,
                                                                                           1999              1998
                                                                                     ----------------   ---------------
                                                                                       (unaudited)
CURRENT ASSETS
    Cash                                                                            $         40,523   $         1,019
    Trade accounts receivable, less allowance for
      doubtful accounts of $22,915 in 1999
      and $39,048 in 1998 (Note G)                                                            84,437            40,377
    Current maturities of notes receivable (Note D)                                           40,682            69,251
    Related party receivable (Note F)                                                         13,379             8,379
                                                                                     ----------------   ---------------

           Total current assets                                                              179,021           119,026

NOTES RECEIVABLE, less current maturities (Note D)                                                 -            89,810

PROPERTY AND EQUIPMENT, AT COST (Notes E and G)                                               57,161             2,267

OTHER ASSETS                                                                                   3,000             1,009
                                                                                     ----------------   ---------------

                                                                                    $        239,182   $       212,112
                                                                                     ================   ===============

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
    Current maturities of long-term obligation (Note I)                             $         33,911   $        11,882
    Accounts payable                                                                         363,042           755,300
    Lines of credit (Note G)                                                                 162,065           182,588
    Accrued liabilities (Note H)                                                             277,067           114,920
    Related party obligation (Note F)                                                        163,561           145,687
                                                                                     ----------------   ---------------

           Total current liabilities                                                         999,646         1,210,377

LONG-TERM OBLIGATION, less current maturities (Note I)                                             -            30,984

CONVERTIBLE DEBENTURE, net of discount (Note N)                                              510,500                 -

COMMITMENTS AND CONTINGENCIES (Note O)                                                             -                 -

STOCKHOLDERS' DEFICIT (Notes C, L, M and N)
     Common stock, $0.001 par value; authorized 50,000,000
      shares; issued and outstanding 6,553,748 shares in 1999
      and 5,724,059 shares in 1998                                                             6,554             5,724
    Stock subscription receivable (Note K)                                                         -           104,823
    Additional paid-in capital                                                             1,247,984           364,868
    Accumulated deficit                                                                   (2,525,502)       (1,504,664)
                                                                                     ----------------   ---------------


           Total stockholders' deficit                                                    (1,270,964)       (1,029,249)
                                                                                     ----------------   ---------------


                                                                                    $        239,182   $       212,112
                                                                                     ================   ===============




        The accompanying notes are an integral part of these statements.

                    QComm International, Inc. and Subsidiary

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       Eleven months ended
                                                          November 30,                    Year ended December 31,
                                               -----------------------------------   ----------------------------------
                                                     1999               1998               1998              1997
                                               ----------------   ----------------   ----------------  ----------------
                                                 (unaudited)        (unaudited)
Revenues
    Telecommunications                        $     1,004,738    $      2,437,908   $     2,839,848   $     4,163,580
    Renewal fees                                       53,399             125,339           136,127           454,784
    Other sales                                        48,613             177,015           189,487           143,820
                                               ----------------   ----------------   ----------------  ----------------
           Net revenues                             1,106,750           2,740,262         3,165,462         4,762,184
Cost of revenues                                      769,463           1,894,975         2,057,970         2,681,875
                                               ----------------   ----------------   ----------------  ----------------
           Gross profit                               337,287             845,287         1,107,492         2,080,309
Operating expenses                                  1,138,549           2,425,327         2,793,926         2,020,278
                                               ----------------   ----------------   ----------------  ----------------
           Earnings (loss) from
              operations                             (801,262)         (1,580,040)       (1,686,434)           60,031
Other income (expense)
    Beneficial conversion
      feature (Note N)                               (350,000)                  -                 -                 -
    Removal of a liability (Note J)                         -             257,005           257,005                 -
    Disputed charges settlement                             -                   -                 -          (188,000)
    Interest (Note N)                                 (65,210)            (27,681)          (53,589)          (35,319)
    Other, net                                         37,926              38,880            28,168           165,951
                                               ----------------   ----------------   ----------------  ----------------
                                                     (377,284)            268,204           231,584           (57,368)
           Earnings (loss) before
              extraordinary item
              and income taxes                     (1,178,546)         (1,311,836)       (1,454,850)            2,663
Extraordinary item - gain on extinguishment
   of debt (Note K)                                   157,708              90,608           125,087                 -
                                               ----------------   ----------------   ----------------  ----------------
           Earnings (loss) before
              income taxes                         (1,020,838)         (1,221,228)       (1,329,763)            2,663
Income taxes (Note Q)                                       -                   -                 -                 -
                                               ----------------   ----------------   ----------------  ----------------

           NET EARNINGS (LOSS)                $    (1,020,838)   $     (1,221,228)  $    (1,329,763)  $         2,663
                                               ================   ================   ================  ================

Earnings (loss) per common share (Note P)
    Basic and diluted
       Before extraordinary item              $         (0.20)   $         (0.24)   $         (0.26)  $             -
       Extraordinary item                                0.03               0.02               0.02                 -
                                               ----------------   ----------------   ----------------  ----------------

           Net earnings (loss)                $         (0.17)   $         (0.22)   $         (0.24)  $             -
                                               ================   ================   ================  ================

Weighted-average number of common shares
   outstanding - basic and diluted                  5,928,074          5,548,345          5,573,043         5,493,559
                                               ================   ================   ================  ================



        The accompanying notes are an integral part of these statements.

                    QComm International, Inc. and Subsidiary

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

           Years ended December 31, 1997 and 1998 and eleven months ended November 30, 1999 (unaudited)


                                          Common stock                Stock         Additional
                                 -----------------------------    subscription       paid-in        Accumulated
                                      Shares          Amount       receivable        capital          deficit           Total
                                 ---------------   -----------   --------------   -------------   ---------------   -------------

Balance at January 1, 1997,
   as restated                       5,493,559    $     5,494   $            -   $     52,368    $     (177,564)   $   (119,702)

Net earnings                                 -              -                -              -             2,663           2,663
                                 ---------------   -----------   --------------   -------------   ---------------   -------------

Balance at
   December 31, 1997                 5,493,559          5,494                -         52,368          (174,901)       (117,039)

Stock subscription issued
   in exchange for debt
   (Note K)                                  -              -          104,823              -                 -         104,823

Issuance of common
   stock for services                   34,000             34                -         23,266                 -          23,300

Issuance of common
   stock for cash                      196,500            196                -        286,042                 -         286,238

Issuance of warrants for services
   (Note M)                                  -              -                -          3,192                 -           3,192

Net loss                                     -              -                -              -        (1,329,763)     (1,329,763)
                                 ---------------   -----------   --------------   -------------   ---------------   -------------

Balance at
   December 31, 1998                 5,724,059          5,724          104,823        364,868        (1,504,664)     (1,029,249)

Issuance of warrants
   (Note M) (unaudited)                      -              -                -        155,000                 -         155,000

Issuance of common stock for cash
   (unaudited)                         595,143            595                -        254,828                 -         255,423

Stock subscription
   (unaudited) (Note K)                209,646            210         (104,823)       104,613                 -               -

Issuance of common stock for
   services (unaudited)                 24,900             25                -         18,675                 -          18,700

Beneficial conversion feature
   (unaudited) (Note N)                      -              -                -        350,000                 -         350,000

Net loss (unaudited)                         -              -                -              -        (1,020,838)     (1,020,838)
                                 ---------------   -----------   --------------   -------------   ---------------   -------------

Balance at November 30, 1999
   (unaudited)                       6,553,748    $     6,554   $            -   $  1,247,984    $   (2,525,502)   $ (1,270,964)
                                 ===============   ===========   ==============   =============   ===============   =============






        The accompanying notes are an integral part of these statements.

                    QComm International, Inc. and Subsidiary

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             Eleven months ended
                                                                November 30,                    Year ended December 31,
                                                     -----------------------------------   ----------------------------------
                                                           1999               1998               1998              1997
                                                     ----------------   ----------------   ----------------  ----------------
                                                       (unaudited)        (unaudited)
Increase (decrease) in cash
    Cash flows from operating activities
       Net earnings (loss)                          $     (1,020,838)  $     (1,221,228)  $    (1,329,763)  $         2,663
       Adjustments to reconcile net earnings (loss)
         to net cash used in operating activities
           Gain on extinguishment of debt                   (157,708)           (90,608)         (125,087)                -
           Depreciation                                        3,585                567               567             4,019
           Provision for losses on receivables               109,087            794,128           794,128           346,067
           Removal of a liability                                  -           (257,005)         (257,005)                -
           Settlement of a liability                               -             42,866            42,866                 -
           Stock issued for services                          18,700             23,300            23,300                 -
           Warrants issued for services                            -              3,192             3,192                 -
           Amortization of discount on debenture
                                                              15,500                  -                 -                 -
           Beneficial conversion feature                     350,000                  -                 -                 -
           Changes in assets and liabilities
              Trade accounts receivable                      (44,060)           (33,402)          (47,728)            3,482
              Notes receivable                                 9,292           (187,746)          (78,215)         (737,660)
              Other assets                                    (1,991)             4,715             8,317            (2,958)
              Accounts payable                              (234,550)           288,172           441,025            50,960
              Accrued liabilities                            162,147            190,266            88,096           216,237
              Related party                                   12,874            158,009           154,953            12,546
                                                     ----------------   ----------------   ----------------  ----------------

                  Total adjustments                          242,876            936,454         1,048,409          (107,307)
                                                     ----------------   ----------------   ----------------  ----------------

                  Net cash used in
                    operating activities                    (777,962)          (284,774)         (281,354)         (104,644)
                                                     ----------------   ----------------   ----------------  ----------------

    Net cash flows from investing activities -
       Purchase of property and equipment                    (58,479)            (2,834)           (2,834)                -
                                                     ----------------   ----------------   ----------------  ----------------

    Cash flows from financing activities
       Net change in lines of credit                         (20,523)               102            (2,397)           83,985
       Proceeds from issuance of common stock                255,423            286,140           286,238                 -
       Payments on long-term obligations                      (8,955)                 -                 -                 -
       Proceeds from issuance of convertible
         debenture and warrants                              650,000                  -                 -                 -
                                                     ----------------   ----------------   ----------------  ----------------

                  Net cash provided by
                    financing activities                     875,945            286,242           283,841            83,985
                                                     ----------------   ----------------   ----------------  ----------------

                  Net increase (decrease)
                    in cash                                   39,504             (1,366)             (347)          (20,659)

Cash at beginning of period                                    1,019              1,366             1,366            22,025
                                                     ----------------   ----------------   ----------------  ----------------

Cash at end of period                               $         40,523   $              -   $         1,019   $         1,366
                                                     ================   ================   ================  ================






                                   (Continued)

                    QComm International, Inc. and Subsidiary

                                                             Eleven months ended
                                                                November 30,                    Year ended December 31,
                                                     -----------------------------------   ----------------------------------
                                                           1999               1998               1998              1997
                                                     ----------------   ----------------   ----------------  ----------------
                                                       (unaudited)        (unaudited)

Supplemental disclosures of cash flow information

    Cash paid during the period for
       Interest                                     $         19,382   $         18,472   $        22,562   $        35,319
       Income taxes                                                -                  -                 -                 -

Noncash investing and financing activities

1999 (unaudited)

The Company issued 24,900 shares of common stock to vendors for services received. The fair value of the services was approximately $18,700.

Extraordinary gains, net of fees, were realized on the forgiveness of accounts payable to vendors in the amount of $157,708 (Note K).

The Company issued 209,646 shares of common stock to satisfy an outstanding stock subscription in the amount of $104,823 (Note F).

The Company recorded interest expense relating to the amortization of a discount on a convertible debenture in the amount of $15,500 (Note N).

The Company recorded interest expense relating to the beneficial conversion feature of a convertible debenture in the amount of $350,000 (Note N).

1998

The Company issued 34,000 shares of common stock to an employee and a legal consultant for services received. The fair value of the services was approximately $23,300.

Extraordinary gains, net of fees, were realized on the forgiveness of accounts payable to vendors in the amount of $ 90,608 and $125,087 for the eleven months ended November 30, 1998 and year ended December 31, 1998, respectively (Note K).

The Company issued to a former officer a stock subscription to purchase 209,646 shares of common stock at $0.50 per share in exchange for debt of $104,823 (Note
F).

The Company issued a warrant to purchase 49,445 shares of common stock at $1.00 per share for services received. The fair value of the services was $3,192 (Note
M).

The Company removed a liability in the amount of $257,005 (Note J).

The Company incurred a note payable in the amount of $42,866 in the settlement of disputed lease charges (Note I).

        The accompanying notes are an integral part of these statements.

                    QComm International, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               For the years ended December 31, 1998 and 1997 and the Eleven months ended November 30, 1999 and 1998

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows. Insofar as the notes refer to the eleven months ended November 30, 1999 and 1998, they are not audited. In the opinion of management, the unaudited interim financial statements for the eleven months ended November 30, 1999 and 1998 include all adjustments, consisting of normal recurring accruals, necessary to present fairly the Company's results of operations and cash flows. Operating results for the interim period as of November 30, 1999 and for the eleven months ended are not necessarily indicative of the results that may be expected for the full 1999 year.

1.       Organization and business activity

       The Company was organized on February 7, 1986 as Four Rivers Development, Inc. This name was changed on August 3, 1998 to QComm International Inc. in conjunction with the acquisition of three operating companies (Note
       C). The Company is headquartered in Orem, Utah and provides telecommunication services to end users throughout the United States.

2.       Principles of consolidation

       The consolidated financial statements include the accounts of QComm International, Inc. (the Company) and its wholly-owned subsidiary, QComm Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

       3.   Use of estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those estimates.

       4.   Cash and cash equivalents

       The Company considers all highly liquid debt instruments with original maturity dates of three months or less when purchased, to be cash equivalents.

5.       Revenue recognition

       Revenue is recognized as services are performed. Notes receivable from customers are generally serviced through independent collection agencies. Revenue is recognized when the notes are signed and the related service provided. Ongoing revenue and expenses from telecommunication services are passed through to customers, with the related portion due to the Company recognized upon notification from the service provider.

                    QComm International, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               For the years ended December 31, 1998 and 1997 and the Eleven months ended November 30, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

       6.   Depreciation and amortization

       Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the assets of five years.

       7.   Fair value of financial instruments

       The carrying value of the Company's accounts and notes receivable, accounts payable, accrued liabilities, long-term obligations and lines of credit approximate their fair values.

       8.   Income taxes

       The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect, when the differences are expected to reverse. An allowance against deferred tax assets is recorded, when it is more likely than not that such tax benefits will not be realized.

       9.   Advertising costs

       Advertising and marketing costs are expensed as incurred.

10.      Net earnings (loss) per share

       Basic earnings (loss) per common share (BEPS) is based on the weighted-average number of common shares outstanding during each period. Diluted earnings (loss) per common share are based on shares outstanding (computed as under BEPS) and dilutive potential common shares. Potential common shares included in the dilutive earnings (loss) per share calculation include outstanding stock options and warrants to purchase common shares.

       11.  Certain reclassifications

       Certain nonmaterial reclassifications have been made to the December 31, 1998 and 1997 financial statements to conform to the November 30, 1999 presentation.

                    QComm International, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               For the years ended December 31, 1998 and 1997 and the Eleven months ended November 30, 1999 and 1998

NOTE B - REALIZATION OF ASSETS

       The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has sustained losses from operations of $1,329,763 in 1998 and $1,020,838 during the unaudited eleven months ended November 30, 1999. In addition, the Company has a stockholders' deficit of $1,270,964 and a working capital deficit of $820,625 as of November 30, 1999 has used, rather than provided, cash in its operations.

       In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements on a continuing basis, to maintain present financing, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

       Management's plans to satisfy its operating and debt service requirements are focused primarily on the raising of equity capital, increasing contracts relating to new revenue and decreasing certain costs as follows:

          1. Has acquired new significant contracts that are expected to increase revenues over the next 12 months.

          2. Created a new marketing plan which requires less cash to execute relative to expected long-term revenues.

          3. Has developed relationships with several investor groups who have invested in the Company and who have shown interest in making future investments as a result of the Company's new marketing plan.

          4. Will prepare a secondary offering of the Company's common stock expected to occur during early 2000 with the intent to raise up to approximately $4 million.

          5. Has reduced expenses relating to payroll, office lease and marketing.


NOTE C - RECAPITALIZATION

       On August 3, 1998 the Company changed its name from Four Rivers Development, Inc. to QComm International, Inc. The Company also effected a 1 for 20 reverse stock split of its common stock, thereby reducing its shares outstanding from 10,987,724 to 549,387 shares. Also on August 3, 1998, the Company acquired the following three companies:

                    QComm International, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               For the years ended December 31, 1998 and 1997 and the Eleven months ended November 30, 1999 and 1998

NOTE C - RECAPITALIZATION - CONTINUED
     o Teleconnect, Inc. (TCI), a Utah corporation, was acquired through the issuance of 3,385,481 shares of the Company's common stock to the shareholders of TCI in exchange for all of the outstanding common stock of TCI. TCI was originally formed on January 28, 1993.

     o Teleshare 900, Inc. (T900), a Utah corporation, was acquired through the issuance of 994,037 shares of the Company's common stock to the shareholders of T900 in exchange for all of the outstanding common stock of T900. T900 was originally formed on January 28, 1993.

     o QComm International, Inc. (QCI), a Nevada corporation, was acquired through the issuance of 566,154 shares of the Company's common stock to the shareholders of QCI for all of the outstanding stock of QCI. QCI was originally formed on December 5, 1997.

     The three acquired companies were merged to form QCMERCO, Inc., which was subsequently renamed QComm, Inc., a wholly owned subsidiary of QComm International, Inc. The combination of QComm, Inc. and QComm International, Inc. was recorded as a reverse acquisition. Application of reverse acquisition accounting results in the following:

     o The consolidated financial statements of the combined entity are issued under the name of the legal parent QComm International, Inc., but are considered a continuation of the financial statements of the legal subsidiary QComm, Inc.

     o As QComm, Inc. is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements of the continuing entity at their carrying values.

     After the acquisitions there were 5,494,059 shares of common stock outstanding with approximately 10 percent of those shares being held by former stockholders of the Company.

     The recapitalization has been reflected in the financial statements as if the transaction had occurred at the beginning of the earliest period presented.

NOTE D - NOTES RECEIVABLE

       Notes receivable are principally from financing agreements with customers for telecommunications services provided. Interest rates vary from 10 to 21 percent with 6 to 24 month terms. Delinquent notes receivable are turned over for collection to collection agencies. The agencies charge a collection fee, ranging from 10 percent to 50 percent on all amounts collected. Uncollectible accounts are written-off against the allowance account. Adjustments are charged to bad debt expense. Notes receivable at November 30, 1999 and December 31, 1998, consist of the following:

                    QComm International, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               For the years ended December 31, 1998 and 1997 and the Eleven months ended November 30, 1999 and 1998

NOTE D - NOTES RECEIVABLE - CONTINUED

                                                                November 30,      December 31,
                                                                    1999              1998
                                                              ----------------  ----------------
                                                                 (unaudited)
               Notes serviced by collection agencies         $        71,895   $       561,318
               Notes serviced internally                               3,207            54,238
                                                              ----------------  ----------------

                                                                      75,102           615,556
               Allowance for uncollectible accounts                  (34,420)         (456,495)
                                                              ----------------  ----------------
               Net notes receivable                                   40,682           159,061
               Less current maturities                                40,682            69,251
                                                              ----------------  ----------------

                                                             $             -   $        89,810
                                                              ================  ================


       A summary of the changes in the allowance for uncollectible notes is as follows:

                                                                November 30,      December 31,
                                                                    1999              1998
                                                              ----------------  ----------------
                                                                 (unaudited)
               Balance, beginning of period                  $       456,495   $       366,000
               Provisions for losses                                 109,087           679,988
               Write-offs                                           (531,162)         (589,493)
                                                              ----------------  ----------------

               Balance, end of period                        $        34,420   $       456,495
                                                              ================  ================


NOTE E - PROPERTY AND EQUIPMENT

       Property and equipment consists of the following:

                                                                November 30,      December 31,
                                                                    1999              1998           Years
                                                              ----------------  ----------------   ----------
                                                                 (unaudited)
               Equipment                                     $         6,307   $         2,834         5
               LDC terminals                                          55,006                 -         3
                                                              ----------------  ----------------
                                                                      61,313             2,834
               Less accumulated depreciation                           4,152               567
                                                              ----------------  ----------------

                                                             $        57,161   $         2,267
                                                              ================  ================


                    QComm International, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               For the years ended December 31, 1998 and 1997 and the Eleven months ended November 30, 1999 and 1998

NOTE F - RELATED PARTY TRANSACTIONS

       The Company leases office furniture and equipment from a related party (Note O). The Company has accrued approximately $94,000, $70,000, $77,000 and $3,000 in lease expenses at November 30, 1999 and 1998 and December 31, 1998 and 1997, respectively.

       The Company has a 10 percent note due on demand to a related party in the amount of approximately $69,500 at November 30, 1999 and December 31, 1998.

       During the year ended December 31, 1998, the Company wrote off an uncollectible account receivable from a related party in the amount of approximately $55,000.

       The Company has a receivable from a related party in the amount of $ 13,379 and $8,379 as of November 30, 1999 and December 31, 1998,
       respectively. The receivable is due on demand and accrues no interest.

       During 1998, the Company agreed to issue 209,646 shares of restricted common stock to a related party in exchange for debt obligations owed by the Company in the amount of $104,823 (Note K). The shares were issued during the period ended November 30, 1999.

NOTE G - LINES OF CREDIT

       The Company has a $150,000 line of credit with a bank, secured by equipment and a personal guarantee of an officer of the Company. The draw on the line was $127,934 at November 30, 1999 and $147,935 at December 31, 1998. The interest rate is prime plus 2 percent, plus an additional 5 percent default rate due to noncompliance with the line of credit covenants (15.50 percent at November 30, 1999 and 14.75 at December 31,
       1998) with interest payments due monthly, and the principal due on demand.

       The Company also has a $35,000 line of credit with a bank, secured by equipment, accounts receivable and a personal guarantee of an officer of the Company. The draw on the credit line was $34,131 at November 30, 1999 and $34,653 at December 31, 1998. The interest rate is prime plus 2 percent (10.50 percent at November 30, 1999 and 9.75 percent at December 31, 1998) with interest payments due monthly, and the principal due on demand.

       The lines of credit agreements contain various restrictive covenants. At various times during the eleven months ended November 30, 1999 and the year ended December 31, 1998, the Company was not in compliance with certain covenants and as a result, the bank has imposed a default interest rate on one of the lines of credit.

                    QComm International, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               For the years ended December 31, 1998 and 1997 and the Eleven months ended November 30, 1999 and 1998

NOTE H - ACCRUED LIABILITIES

       Accrued liabilities consist of the following:

                                                                     November 30,       December 31,
                                                                         1999               1998
                                                                   ----------------   ----------------
                                                                     (unaudited)
             Salaries, wages and payroll taxes                    $         53,136   $         12,801
             Credit card chargebacks                                       159,734                  -
             Settlement fees                                                     -             34,478
             Accrued interest                                               49,306             18,978
             Other                                                          14,891             48,663
                                                                   ----------------   ----------------

                                                                  $        277,067   $        114,920
                                                                   ================   ================


NOTE I - LONG-TERM OBLIGATION

       During 1999, the Company settled with a prior landlord certain disputed charges relating to a building lease during the year ended December 31, 1998. As a result of the settlement, the Company recorded a note payable to the landlord in the amount of $42,866. Payments on the note commenced in October 1999 with a payment of $5,685 and require additional monthly payments of $3,083, expiring in November 2000. The note requires no interest payments as long as the Company remains current on the principal payments.

NOTE J - REMOVAL OF A LIABILITY

       During 1997, the Company was billed for telecommunications charges from a service provider. The Company recorded $257,005 as expense and recorded the amount as a payable. Subsequent to 1997, the Company further investigated and disputed the charges. Based upon the Company's further detailed review it does not believe that the amount is properly payable and has reversed the payable as of December 31, 1998.

NOTE K - EXTINGUISHMENT OF DEBT

       The Company has negotiated reductions with certain vendors relating to amounts due by the Company. As part of this settlement process, the Company incurred approximately $5,671 and $34,000 in settlement fees during the eleven months ended November 30, 1999 and year ended December 31, 1998, respectively. The Company has recorded a gain from the extinguishment of debt in the amounts of $157,708, $90,608 and $125,087 in the consolidated statements of operations for the eleven months ended November 30, 1999 and 1998 and the year ended December 31, 1998, respectively.

                    QComm International, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               For the years ended December 31, 1998 and 1997 and the Eleven months ended November 30, 1999 and 1998

NOTE K - EXTINGUISHMENT OF DEBT - CONTINUED

       During 1998, the Company exchanged $104,823 of debt obligations incurred during the year ended December 31, 1998, for a stock subscription receivable for 209,646 shares of common stock. During the eleven months ended November 30, 1999, the Company issued 209,646 shares of common stock to satisfy the outstanding stock subscription.

NOTE L - COMMON STOCK

       During 1998, the Company initiated a private placement memorandum in which the Company offered shares of common stock at $0.75 per share on a "Best Efforts" basis. During the eleven months ended November 30, 1999, the Company has received approximately $108,250 on the sale of 144,326 shares. The common shares may not be transferred or resold except as permitted under the Securities Act of 1933 and applicable state laws.

       During 1999, the Company initiated a private placement memorandum in which the Company offered shares of common stock at $0.66125 per share on a "Best Efforts" basis. During the eleven months ended November 30, 1999, the Company has received approximately $209,500 on the sale of 316,824 shares. The common shares may not be transferred or resold except as permitted under the Securities Act of 1933 and applicable state laws.

NOTE M - STOCK OPTIONS AND WARRANTS

       Stock options

       The Company's board of directors has the authority to grant options to purchase stock to officers and key employees. As of November 30, 1999 an officer and two employees have been granted options to acquire 820,000 shares of common stock that vest periodically through April 2004. The options have been granted at prices ranging from $1.50 to $2.25 per share, which were the market prices of the Company's shares on the dates granted. The options vest through the expiration date based on certain performance and nonperformance measures, including amounts of financing received by the Company, gross revenues, and average fair market value per share of common stock over a period. The fair value of these options have been calculated based on management's best estimate of the outcome of the performance conditions. The options expire upon five years from the date of grant or upon termination of employment.

       The Company has adopted only the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Therefore, the Company continues to account for stock based compensation under Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the stock based compensation been determined consistent with SFAS 123, the Company's net loss and loss per share would have been changed to the following pro forma amounts:

                    QComm International, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               For the years ended December 31, 1998 and 1997 and the Eleven months ended November 30, 1999 and 1998

NOTE M - STOCK OPTIONS AND WARRANTS - CONTINUED

                                                                                        Eleven months ended
                                                                                         November 30, 1999
                                                                                     -------------------------
                                                                                            (unaudited)

         Net loss                                    As reported                    $       (1,020,838)

                                                     Pro forma                              (1,084,889)

         Loss per share - basic and diluted          As reported                    $            (0.17)

                                                     Pro forma                                   (0.18)

       The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions; expected volatility of 110 percent; average risk-free interest rate of 5.75 percent; average expected life is equal to the actual life. The weighted-average fair value of options granted was $1.20.

       Option pricing models require the input of highly subjective assumptions including the expected stock price volatility. Also, the Company's employee stock options have characteristics significantly different from those of traded options including long vesting schedules, and changes in the subjective input assumptions which can materially affect the fair value estimate. Management believes the best input assumptions available were used to value the options and the resulting option values are reasonable.

       Changes in the Company's stock options are as follows:

                                                                                              Weighted-average
                                                            Shares       Exercise price       exercise price
                                                        -------------  --------------------   -------------
        Outstanding at January 1, 1999                            -    $              -          $    -
            Granted                                         820,000         1.50 - 2.25            1.60
            Exercised                                             -                  -                -
            Canceled or expired                                   -                  -                -
                                                        -------------

        Outstanding at November 30, 1999                    820,000         1.50 - 2.25            1.60
                                                        =============

        Exercisable at November 30, 1999                     80,000         1.50 - 2.25            1.55
                                                        =============

                    QComm International, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               For the years ended December 31, 1998 and 1997 and the Eleven months ended November 30, 1999 and 1998

NOTE M - STOCK OPTIONS AND WARRANTS - CONTINUED

       Additional information about stock options outstanding and exercisable at November 30, 1999 is summarized as follows:

                                 Options Outstanding                                   Options Exercisable
         ---------------------------------------------------------------------   --------------------------------
                                       Weighted-average
             Range of       Number        remaining         Weighted-average        Number     Weighted-average
         exercise prices  outstanding  contractual life      exercise price       exercisable    exercise price
         ---------------  -----------  ----------------      --------------       -----------    --------------
             $1.50         720,000         4.4 years            $1.50               75,000            $1.50
              2.25         100,000         4.4 years             2.25                5,000             2.25
                           -------                                                 -------
                           820,000                                                  80,000
                           =======                                                  ======

       Warrants

       The Company's board of directors has the authority to issue or sell warrants to purchase stock to employees, officers and certain non-employees. These warrants are considered nonqualified for income tax purposes. During 1998, the Company issued warrants to purchase 49,445 shares of the Company's common stock at $1.00 per share. The fair value of the services received in exchange for the warrants is $3,192. The warrants vested immediately upon grant and expire on May 12, 2002.

       Also, during the eleven months ended November 30, 1999, the Company issued warrants in conjunction with the issuance of a convertible debenture (Note N) to purchase 125,000 shares of common stock at an exercise price of $0.001 per share. The warrants vested immediately upon grant and expire on May 12, 2004.

       Changes in the Company's warrants are as follows:

                                                                                        Weighted-average
                                                                          Exercise          exercise
                                                           Warrants         price             price
                                                        -------------  --------------  ------------------
          Outstanding at January 1, 1998                          -           $     -         $   -
             Granted                                         49,445              1.00          1.00
                                                        -------------

          Outstanding at December 31, 1998                   49,445              1.00          1.00
             Granted                                        125,000             0.001         0.001
                                                        -------------

          Outstanding at November 30, 1999                  174,445      0.001 - 1.00          0.28
                                                        =============

          Exercisable at November 30, 1999                  174,445      0.001 - 1.00          0.28
                                                        =============

                    QComm International, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               For the years ended December 31, 1998 and 1997 and the Eleven months ended November 30, 1999 and 1998

NOTE N - CONVERTIBLE DEBENTURE

       In 1999, the Company received $650,000 from an investor upon the issuance of a convertible debenture. The debenture is convertible into common stock of the Company through May 12, 2004 and accrues interest at the rate of 2 percent per annum. The conversion rate for the debenture is to be the lesser of $1.00 or 65 percent of the average closing bid price for the shares of the Company's common stock for the five trading days immediately preceding the conversion date.

       In conjunction with the issuance of the convertible debenture, the Company also issued warrants to purchase 125,000 shares of the Company's common stock at an exercise price of $0.001 per share. The fair value of the warrants, based on the fair market value of the underlying common stock at the date of issuance was approximately $155,000. This amount has been recorded as a discount on the related debt and is being amortized as additional interest expense over the life of the debt. The amount added to interest expense relating to this amortization during the eleven month period ended November 30, 1999 was $15,500.

       The convertible debenture also has an embedded beneficial conversion feature. This beneficial conversion feature is a result of the fair market value of the stock, based on the trading value of the stock, being greater than the conversion rate on the date the Company received proceeds. As a result, the Company recorded a charge of $350,000 to interest expense and additional paid-in-capital during the period ended November 30, 1999.

NOTE O - COMMITMENTS AND CONTINGENCIES

       The Company leases equipment and furniture from a company owned by the Company's CEO, under an operating lease which expires on March 31, 2001. Monthly payments are approximately $2,700 under the operating lease agreement. The Company is liable to carry property insurance and assume the responsibility of maintaining the leased equipment and furniture.

       In addition to the above lease agreement, the Company leases office facilities under an operating lease which expires August 31, 2000. Monthly payments are approximately $2,450 under the operating lease agreement. The Company is liable to carry property insurance.

                    QComm International, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               For the years ended December 31, 1998 and 1997 and the Eleven months ended November 30, 1999 and 1998

NOTE P - EARNINGS (LOSS) PER COMMON SHARE

       The following data show the shares used in computing earnings (loss) per common share including dilutive potential common stock:

                                                    Eleven months ended
                                                        November 30,                   Year ended December 31,
                                            -----------------------------------  -----------------------------------
                                                  1999               1998              1998               1997
                                            ----------------   ----------------  ----------------   ----------------
                                               (unaudited)        (unaudited)
       Common shares outstanding during
          the entire period                      5,724,059          5,493,559          5,493,559         5,493,559
       Weighted-average common shares
          issued during the period
                                                   204,015             54,786             79,484                 -
                                            ----------------   ----------------  ----------------   ----------------
       Weighted-average number of common
          shares used in basic EPS               5,928,074          5,548,345          5,573,043         5,493,559
       Dilutive effect of stock options
          and warrants                                   -                  -                  -                 -
                                            ----------------   ----------------  ----------------   ----------------
       Weighted-average number of common
          shares and dilutive potential
          common stock used in diluted
          EPS                                    5,928,074          5,548,345          5,573,043         5,493,559
                                            ================   ================  ================   ================

       Shares from the exercise of the outstanding stock options and warrants were not included in the computation of diluted loss per share because their inclusion would have been antidilutive for the eleven months ended November 30, 1999 and 1998 and for the year ended December 31, 1998. There were no stock options or warrants outstanding at December 31, 1997.

                    QComm International, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               For the years ended December 31, 1998 and 1997 and the Eleven months ended November 30, 1999 and 1998

NOTE Q - INCOME TAXES

       Reconciliation of income taxes (benefit) computed at the federal statutory rate of 34 percent is as follows:

                                                    Eleven months ended
                                                       November 30,                    Year ended December 31,
                                            ----------------------------------   ----------------------------------
                                                  1999              1998               1998               1997
                                            ----------------  ----------------   ----------------   ---------------
                                               (unaudited)       (unaudited)

       Federal income taxes (benefit) at
          statutory rate                   $       (400,706) $       (446,024)  $       (494,649)  $           905

       Income tax (expense) benefit
          attributed to the pre-
          merger S-Corporations loss
          (income)                                        -           379,836            379,836              (905)

       One time adjustment attributed to
          pre-merger S-Corporations (1)                   -          (180,310)          (180,310)                -

       State income taxes (benefit)
          net of federal tax effect                 (33,523)           (3,207)            (6,788)                -

       Change in valuation allowance                378,328           216,557            257,040                 -

       All other, net                                (2,924)             (649)            (1,786)                -

       Tax expense allocated to
          extraordinary item                         58,825            33,797             46,657                 -
                                            ----------------  ----------------   ----------------   ---------------

       Income taxes                        $              -  $              -   $              -   $             -
                                            ================  ================   ================   ===============

                   QComm International, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               For the years ended December 31, 1998 and 1997 and the Eleven months ended November 30, 1999 and 1998
NOTE Q - INCOME TAXES - CONTINUED

       Deferred income tax assets and liabilities are as follows:

                                                    Eleven months ended
                                                       November 30,                    Year ended December 31,
                                            ----------------------------------   ----------------------------------
                                                  1999              1998               1998               1997
                                            ----------------  ----------------   ----------------   ---------------
                                               (unaudited)       (unaudited)
       Current deferred tax assets
          (liabilities)
           Deferred revenue                $        (31,495)  $        (74,390) $        (74,390)  $        (1,178)
           Deferred expenses                        238,761            273,344           273,344           181,489
                                            ----------------   ---------------   ----------------   ----------------
                                                    207,266            198,954           198,954           180,311
       Long-term deferred tax assets
          (liabilities)
           Benefit of net operating loss
             carryforwards                          551,619             33,137            73,621            15,534
       Less valuation allowance                    (758,885)          (232,091)         (272,575)         (195,845)
                                            ----------------   ---------------   ----------------   ----------------

       Net deferred tax assets
          (liabilities)                    $              -   $              -  $              -   $             -
                                            ================   ===============   ================   ================

       As of November 30, 1999, the Company had net operating loss carryforwards for tax reporting purposes of approximately $1,189,372 expiring in various years through 2019. Utilization of approximately $25,000 of the total net operating loss is dependent on the profitable operation of the subsidiaries in the future under the separate return limitation rules and limitations on the carryforward of net operating losses after a change in ownership.

       (1) On August 3, 1998, the Company acquired and subsequently merged with two companies which operated for tax purposes under the provisions of Subchapter S of the Internal Revenue Code. As of that date, the acquired companies became taxable entities. Effective with the change, in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," income taxes will be provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax asset represents the future tax return consequences of these differences, which will be deductible when the assets are settled. Accordingly, a deferred tax asset at the date of the change of approximately $180,000 was recorded through a one-time noncash charge to the deferred tax provision.

                    QCOMM INTERNATIONAL, INC. AND SUBSIDIARY

                       FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                                DECEMBER 31, 1998

                                    CONTENTS

                                                                            Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                            1

CONSOLIDATED FINANCIAL STATEMENTS
   BALANCE SHEET                                                              3
   STATEMENT OF OPERATIONS                                                    4
   STATEMENT OF STOCKHOLDERS' DEFICIT                                         5
   STATEMENT OF CASH FLOWS                                                    6
   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                 8

                       [Letterhead of Grant Thornton LLP]

                              REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

The Directors and Stockholders of
QComm International, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of QComm International, Inc. and Subsidiary (the Company) as of December 31, 1998, and the related consolidated statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QComm International, Inc. and Subsidiary as of December 31, 1998, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles.


                                   /s/ Grant Thornton LLP

Salt Lake City, Utah
September 30, 1999

                        CONSOLIDATED FINANCIAL STATEMENTS

                    QComm International, Inc. and Subsidiary

                           CONSOLIDATED BALANCE SHEET

                                December 31, 1998

                                     ASSETS

CURRENT ASSETS
   Cash                                                                     $     1,019
   Trade accounts receivable, less allowance for
     doubtful accounts of $39,048 (Note E)                                       40,377
   Current maturities of notes receivable (Note C)                               69,251
   Related party receivable (Note D)                                              8,379
                                                                            -----------

         Total current assets                                                   119,026

NOTES RECEIVABLE, less current maturities (Note C)                               89,810

PROPERTY AND EQUIPMENT, AT COST (Note E)                                          2,267

OTHER ASSETS                                                                      1,009
                                                                            -----------

                                                                            $   212,112
                                                                            ===========

                     LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
   Current maturities of long-term obligation (Note F)                      $    11,882
   Accounts payable                                                             755,300
   Lines of credit (Note E)                                                     182,588
   Accrued liabilities                                                          114,920
   Related party obligation (Note D)                                            145,687
                                                                            -----------

         Total current liabilities                                            1,210,377

LONG-TERM OBLIGATION, less current maturities (Note F)                           30,984

COMMITMENTS AND CONTINGENCIES (Note J)                                               --

STOCKHOLDERS' DEFICIT (Notes B and I)
   Common stock, $0.001 par value; 50,000,000 shares
     authorized, 5,724,059 shares issued and outstanding   $     5,724
   Stock subscription receivable (Note H)                      104,823
   Additional paid-in capital                                  364,868
   Accumulated deficit                                      (1,504,664)
                                                           -----------
         Total stockholders' deficit                                         (1,029,249)
                                                                            -----------

                                                                            $   212,112
                                                                            ===========

         The accompanying notes are an integral part of this statement.

                    QComm International, Inc. and Subsidiary

                      CONSOLIDATED STATEMENT OF OPERATIONS

                          Year ended December 31, 1998

Revenues
   Telecommunications                                               $ 2,839,848
   Renewal fees                                                         136,127
   Other sales                                                          189,487
                                                                    -----------

          Net revenues                                                3,165,462

Cost of sales                                                         2,057,970
                                                                    -----------

          Gross profit                                                1,107,492

Operating expenses                                                    2,793,926
                                                                    -----------

          Loss from operations                                       (1,686,434)

Other income including interest, net                                    231,584
                                                                    -----------

          Loss before extraordinary item and income taxes            (1,454,850)

Extraordinary item - gain on extinguishment of debt (Note H)            125,087
                                                                    -----------

          Loss before income taxes                                   (1,329,763)

Income taxes (Note L)                                                        --
                                                                    -----------

          NET LOSS                                                  $(1,329,763)
                                                                    ===========

Loss per common share

   Basic and diluted
      Before extraordinary item                                     $     (0.55)
      Extraordinary item                                                   0.05
                                                                    -----------
          Net loss                                                  $     (0.50)
                                                                    ===========

         The accompanying notes are an integral part of this statement.

                    QComm International, Inc. and Subsidiary

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

                          Year ended December 31, 1998

                                  Number                               Stock         Additional
                                    of              Common          subscription       paid-in        Accumulated
                                  Shares             stock           receivable        capital          deficit             Total
                               ------------       -----------       -----------      -----------      -----------       -----------
Balance at
   January 1,1998                10,987,724       $    73,667       $        --      $    11,604      $  (202,310)      $  (117,039)

Reverse stock split
   1 for 20                     (10,438,337)               --                --               --               --                --

Recapitalization of
   company (Note B)               4,944,672           (68,173)               --          175,264           27,409           134,500

Stock subscription issued
   in forgiveness of debt
   (Note H)                              --                --           104,823               --               --           104,823

Issuance of common stock
   for services rendered             34,000                34                --           23,266               --            23,300

Issuance of common stock
   for cash                         196,000               196                --          151,542               --           151,738

Issuance of warrants for
   services rendered
   (Note B)                              --                --                --            3,192               --             3,192

Net loss                                 --                --                --               --       (1,329,763)       (1,329,763)
                               ------------       -----------       -----------      -----------      -----------       -----------

Balance at
   December 31, 1998              5,724,059       $     5,724       $   104,823      $   364,868      $(1,504,664)      $(1,029,249)
                               ============       ===========       ===========      ===========      ===========       ===========

         The accompanying notes are an integral part of this statement.

                    QComm International, Inc. and Subsidiary

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                          Year ended December 31, 1998

Increase (decrease) in cash
   Cash flows horn operating activities
     Net loss                                                       $(1,329,763)
     Adjustments to reconcile net loss to net cash
        used in operating activities
          Gain on extinguishment of debt                                125,087
          Depreciation                                                      567
          Provision for losses on receivables                           794,128
          Removal of liability (Note G)                                (257,005)
          Stock issued for services                                      23,300
          Changes in assets and liabilities
            Trade accounts receivable                                   (47,728)
            Notes receivable                                            (78,215)
            Other assets                                                  8,317
            Accounts payable                                            190,851
            Accrued liabilities                                          88,096
            Related party obligations                                   154,953
                                                                    -----------

               Total adjustments                                      1,002,351
                                                                    -----------

               Net cash used in
                 operating activities                                  (327,412)
                                                                    -----------

Net cash flows from investing activities -
   Purchase of property and equipment                                    (2,834)
                                                                    -----------
Cash flows from financing activities
   Net decrease in lines of credit                                       (2,397)
   Warrants issued                                                        3,192
   Proceeds from issuance of common stock                               286,238
   Proceeds from issuance of long-term obligations                       42,866
                                                                    -----------
               Net cash provided by
                 financing activities                                   329,899
                                                                    -----------

               Net decrease in cash                                        (347)

Cash at beginning of year                                                 1,366
                                                                    -----------

Cash at end of year                                                 $     1,019
                                                                    ===========

                                   (Continued)

                    QComm International, Inc. and Subsidiary

                          Year ended December 31, 1998

Supplemental disclosure of cash flow information
    Cash paid during the year for
      Interest                                                      $    22,562
      Income taxes                                                           --

Noncash investing and financing activities

The Company issued 34,000 shares of common stock to an employee and a legal consultant for services received. The fair value of the services was approximately $23,300.

Extraordinary gains, net of fees, were realized on the forgiveness of accounts payable to vendors in the amount of approximately $125,087 (Note H).

The Company issued to a former officer a stock subscription to purchase 209,646 shares of common stock at $0.50 per share for forgiveness of debt of $104,823.

The Company issued a warrant to purchase 49,445 shares of common stock at $1.00 per share for services received. The fair value of the services was $3,192 (Note
I).

The Company removed a disputed charges payable in the amount of $257,005 (Note
G).

         The accompanying notes are an integral part of this statement.

                    QComm International, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1998

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

      1. Organization and business activity

      The Company was organized on February 7, 1986 as Four Rivers Development, Inc. This name was changed on August 3, 1998 to QComm International Inc. in conjunction with the purchase of three operating companies. (Note B). The Company is headquartered in Orem, Utah but provides telecommunication services to end users throughout the United States.

      2. Principles of consolidation

      The consolidated financial statements include the accounts of QComm International, Inc. (the Company) and its wholly-owned subsidiary, QComm Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

      3. Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those estimates.

      4. Cash and cash equivalents

      The Company considers all highly liquid debt instruments with original maturity dates of three months or less when purchased, to be cash equivalents.

      5. Revenue recognition

      Revenue is recognized as services are performed. Financing through notes receivable is serviced through independent collection agencies. Revenue is recognized when the notes are signed and the related service provided. Ongoing revenue and expenses from telecommunication services are passed through to customers, with the related portion due to the Company recognized upon notification from the service provider.

      6. Depreciation and amortization

      Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the assets of five years.

                    QComm International, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1998

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

      7. Fair value of financial instruments

      The carrying value of the Company's accounts and notes receivable, accounts payable, accrued liabilities, long-term obligations and lines of credit approximate their fair values.

      8. Income taxes

      The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect, when the differences are expected to reverse. An allowance against deferred tax assets is recorded, when it is more likely than not that such tax benefits will not be realized.

      9. Advertising costs

      Advertising and marketing costs are expensed as incurred.

      10. Net earnings (loss) per share

      Basic earnings (loss) per common share (BEPS) is based on the weighted average number of common shares outstanding during each period. Diluted earnings (loss) per common share based on shares outstanding (computed as under BEPS) and dilutive potential common shares. Potential common shares included in the dilutive earnings (loss) per share calculation include outstanding warrants to purchase common shares.

NOTE B - RECAPITALIZATION

      On August 3, 1998 the Company changed its name from Four Rivers Development, Inc. to QComm International, Inc. The Company also effected a 1 for 20 reverse stock split of its common stock, thereby reducing its shares outstanding from 10,987,724 to 549,387 shares. Also on August 3, 1998, the Company acquired the following three companies:

            o Teleconnect, Inc. (TCI), a Utah corporation, was acquired through the issuance of 3,385,481 shares of the Company's common stock to the shareholders of TCI in exchange for all of the outstanding common stock of TCI. TCI was originally formed on January 28, 1993.

            o Teleshare 900, Inc. (T900), a Utah corporation, was acquired through the issuance of 994,037 shares of the Company's common stock to the shareholders of T900 in exchange for all of the outstanding common stock of T900. T900 was originally formed on January 28, 1993.

                    QComm International, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1998

NOTE B - RECAPITALIZATION - CONTINUED

            o QComm International, Inc. (QCI), a Nevada corporation, was acquired through the issuance of 566,154 shares of the company's common stock to the shareholders of QCI for all of the outstanding stock of QCI. QCI was originally formed on December 5, 1997.

      The three acquired companies were merged to form QCMERCO, Inc., which was subsequently renamed QComm, Inc., a wholly owned subsidiary of QComm International, Inc. The combination of QComm, Inc. and QComm International, Inc. was recorded as a recapitalization.

      After the acquisitions there were 5,494,059 shares of common stock outstanding with approximately 10 percent of those shares being held by former stockholders of the Company.

NOTE C - NOTES RECEIVABLE

      Notes receivable are principally from financing agreements with customers for telecommunications services provided. Interest rates vary from 10 to 21 percent with 6 to 24 month terms. Delinquent notes receivable are turned over for collection to collection agencies. The agencies charge a collection fee, ranging from 10 percent to 50 percent on all amounts collected. Uncollectible accounts are written-off against the allowance account. Adjustments are charged to bad debt expense. Notes receivable at December 31, 1998, consist of the following:

            Notes serviced by collection agencies        $ 561,318
            Notes serviced internally                       54,238
                                                         ---------

                                                           615,556
            Less allowance for uncollectible accounts     (456,495)
                                                         ---------

            Net notes receivable                           159,061

            Less current maturities                         69,251
                                                         ---------

                                                         $  89,810
                                                         =========

      A summary of the changes in the allowance for bad debts is as follows:

            Balance, beginning of year                   $ 366,000
            Provisions for losses                          679,988
            Write-offs                                    (589,493)
                                                         ---------

            Balance, end of year                         $ 456,495
                                                         =========

                    QComm International, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1998

NOTE D - RELATED PARTY TRANSACTIONS

      The Company leases office furniture and equipment from a related party (Note J). For the year ended December 31, 1998, the Company has accrued approximately $77,000 in lease expenses due to the related party.

      The Company has a 10 percent note due on demand to a related party in the amount of approximately $69,500 at December 31, 1998.

      During the current year, the Company wrote off an uncollectible account receivable from a related party in the amount of approximately $55,000.

      The Company has a receivable from a related party in the amount of $8,379. The receivable is due on demand and accrues no interest.

      The Company agreed to issue 209,646 shares of restricted common stock to a related party in payment of debt obligations owed by the Company in the amount of $104,823. (Note H).

NOTE E - LINES OF CREDIT

      The Company has a $150,000 line of credit with a bank, secured by equipment and a personal guarantee from an officer of the Company. The draw on the line was $147,935 at December 31, 1998. The interest rate is prime plus 2 percent, plus an additional 5 percent default rate due to noncompliance with the line of credit covenants (14.75 percent at December 31, 1998) with interest payments due monthly, and the principal due on demand

      The Company also has a $35,000 line of credit with a bank, secured by equipment, accounts receivable and a personal guarantee from an officer of the Company. The draw on the credit line was $34,653 at December 31, 1998. The interest rate is prime plus 2 percent (9.75 percent at December 31, 1998) with interest payments due monthly, and the principal due on demand.

      The lines of credit agreements contain various restrictive covenants. At various times during the year and as of December 31, 1998, the Company was not in compliance with certain covenants and as a result, the bank has imposed a default interest rate on one of the lines of credit.

NOTE F - LONG-TERM OBLIGATION

      During 1999, the Company settled with a prior landlord certain disputed charges relating to a building lease during the year ended December 31, 1998. As a result of the settlement, the Company recorded a note payable to the landlord in the amount of $42,866. Payments on the note are to commence in October, 1999 with a payment of $5,685 and additional monthly payments of $3,083, expiring in November 2000. The note requires no interest payments as long as the Company remains current on the principal payments.

                    QComm International, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1998

NOTE G - DISPUTED CHARGES PAYABLE

      During 1997, the Company was billed for telecommunications charges from a service provider. The Company recorded $257,005 as expense and recorded the amount as a payable. Subsequent to 1997, the Company further investigated and disputed the charges. Based upon the Company's further detailed review it does not believe that the amount is properly payable and has reversed the payable.

NOTE H - EXTINGUISHMENT OF DEBT

      The Company has negotiated reductions with certain vendors relating to amounts due by the Company. The reductions amount to $125,087. As part of this settlement process, the Company incurred approximately $34,000 in settlement fees. The Company has recorded a net gain from extinguishment of debt in the amount of $125,087 in the consolidated statement of operations for the period ended December 31, 1998.

      The Company has converted $104,823 of debt obligations incurred during the year ended December 31, 1998, and recorded a stock subscription receivable for 209,646 shares of common stock as of December 31, 1998.

NOTE I - WARRANTS

      The Company's board of directors has the authority to grant stock warrants to employees, officers and certain non-employees. These warrants are considered nonqualified for income tax purposes. As of December 31, 1998, the Company has granted a warrant to purchase 49,445 shares of the Company's common stock at $1.00 per share. The warrant vests immediately upon grant and has a weighted-average remaining contractual life of 4.5 years.

NOTE J - COMMITMENTS AND CONTINGENCIES

      The Company leases equipment and furniture from a company owned by the Company's CEO, under an operating lease which expires on March 31, 2001. Monthly payments are approximately $2,700 under the operating lease agreement. The Company is liable to carry property insurance and assume the responsibility of maintaining the leased equipment and furniture.

      In addition to the above lease agreement, the Company leases office facilities under an operating lease which expires August 31, 2000. Monthly payments are approximately $2,450 under the operating lease agreement. The Company is liable to carry property insurance.

                    QComm International, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1998

NOTE J - COMMITMENTS AND CONTINGENCIES - CONTINUED

      The Company's minimum future rental under these operating leases is as follows:

             Year ending December 31,
             ------------------------
               1999                                        $  64,951
               2000                                           53,991
               2001                                            8,016
               Thereafter                                         --
                                                           ---------

                                                           $ 126,958
                                                           =========

      Total rent expense for the year ended December 31, 1998 was approximately $245,000.

NOTE K - LOSS PER COMMON SHARE

      The following data show the shares used in computing loss per common share including dilutive potential common stock.

                                                              Year ended
                                                              December 31,
                                                                 1998
                                                              ------------

               Common shares outstanding during the
                  entire period                                   549,386

               Weighted-average common shares issued
                  during the period                             2,117,749
                                                              ------------

               Weighted-average number of common
                  shares used in basic EPS                      2,667,135

               Dilutive effect of warrants                             --
                                                              ------------

               Weighted-average number of common
                  shares and dilutive potential common
                  stock used in diluted EPS                     2,667,135
                                                              ============

      Shares from the exercise of the outstanding warrant issuable were not included in the computation of diluted loss per share because their inclusion would have been antidilutive for the year ended December 31, 1998.

                    QComm International, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1998

NOTE L - INCOME TAXES

      The income tax expense (benefit) reconciled to the tax (benefit) computed at the statutory federal rate of 34 percent is as follows:

        Income tax benefit at statutory rate                       $ (482,927)
        Income tax attributed to the pre-merger
          S-Corporations income                                       (77,371)
        State income tax benefit net of federal tax effect            (51,313)
        Change in valuation allowance                                 594,558
        Other, net                                                    (16,744)
        Tax expense allocated to extraordinary item                    33,797
                                                                   ----------

        Income tax expense                                         $       --
                                                                   ==========

      Deferred income tax assets and liabilities are as follows:

        Deferred tax assets
          Benefit of net operating loss carryforwards              $  404,480
          Allowance for doubtful accounts                              14,565
          Allowance for notes receivable                              184,838
                                                                   ----------
                                                                      603,883

          Less valuation allowance                                   (603,883)
                                                                   ----------

          Net deferred tax asset (liability)                       $       --
                                                                   ==========

      From January 1 to August 3, 1998 taxable income of $227,563 was generated by the pre-merger S-Corporations. This income was subsequently passed-through to the prior S-Corporation shareholders. Taxes relating to this pre-merger income are the responsibility of the S-Corporation shareholders. There were no deferred tax assets or income tax benefits recorded in the financial statements for net deductible temporary differences or net operating loss carryforwards because the likelihood of realization of the related tax benefits cannot be established. Accordingly, a valuation allowance has been recorded to reduce the net deferred tax asset to zero and consequently, there is no income tax provision or benefit for the period presented. The increase in the valuation allowance was $594,558 for the year ended December 31, 1998.

      As of December 31, 1998, the Company had net operating loss carryforwards for tax reporting purposes of approximately $1,084,398 expiring in various years through 2018. Utilization of approximately $25,000 of the total net operating loss is dependent on the profitable operation of the subsidiaries in the future under the separate return limitation rules and limitations on the carryforward of net operating losses after a change in ownership.

                    QComm International, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1998

NOTE M SUBSEQUENT EVENTS

      During 1998, the Company initiated a private placement memorandum in which the Company offered 1,135,000 of common shares at $0.75 per share on a "Best Efforts" basis. During 1999, the Company has received approximately $108,250 on the sale of 144,326 shares. The common shares may not be transferred or resold except as permitted under the Securities Act of 1933 and applicable state laws.

      In 1999, the Company has also received $650,000 from an investor upon the issuance of a convertible debenture. The debenture is convertible into common stock of the Company through May 12, 2004 and accrues interest at the rate of 2 percent per annum. The conversion rate for the debenture shall be the lesser of $1.00 or 65 percent of the average closing bid price for the shares of the Company's common stock for the five trading days immediately preceding the conversion date. In conjunction with the issuance of the debenture, the investor also received warrants to purchase 125,000 shares of common stock at an exercise price of $0.01 per share. The warrants expire on May 12, 2004.

                               TELESHARE 900, INC.

                              FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996, and 1995

                      [Letterhead of Squire & Company, PC]


February 23, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We have read the statements made by Q COMM International, Inc. (Company) (copy attached), which we understand was filed with the Commission, pursuant to Item 304 of Regulation S-B as part of the Company's Form 10-SB/A dated February 24, 2000. We agree with the statements concerning our Firm in such Form 10-SB/A.

Very truly yours,


/s/ Squire & Co.
-----------------
Squire & Co.

TABLE OF CONTENTS
                                                                            Page
--------------------------------------------------------------------------------

INDEPENDENT AUDITOR'S REPORT                                                  1

FINANCIAL STATEMENTS:

  Balance Sheets                                                              2

  Statements of Income                                                        3

  Statements of Stockholder's Equity                                          4

  Statements of Cash Flows                                                    5

  Notes to Financial Statements                                               6

                       [Letterhead of Squire & Company, PC
                          Certified Public Accountants]


                          INDEPENDENT AUDITOR'S REPORT

To the Director and Stockholder
of Teleshare 900, Inc.

We have audited the accompanying balance sheets of Teleshare 900, Inc. (a Utah corporation) as December 31, 1997, 1996, and 1995, and the related statements of income and stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teleshare 900, Inc. as of December 31, 1997, 1996, and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Squire & Co.

March 6, 1998
Squire & Co.
Orem, Utah

TELESHARE 900, INC.
BALANCE SHEETS
December 31, 1997, 1996, and 1995

                                                                 1997            1996            1995
-------------------------------------------------------------------------------------------------------
ASSETS

Current Assets:
  Cash                                                        $     866       $  21,525       $  73,829
  Accounts receivable                                                --           6,639              --
  Notes receivable, less long-term portion                      181,812         343,913         229,747
  Other current assets                                            9,276              --          20,106
                                                              ---------       ---------       ---------

      Total current assets                                      191,954         372,077         323,682

Other receivables                                                    --           6,319           6,319
Notes receivable, long-term portion                                  --              --         122,236
Receivable from related parties                                   9,256          12,830         120,178
Organizational costs                                                 --           4,020           8,039
                                                              ---------       ---------       ---------

      Total assets                                            $ 201,210       $ 395,246       $ 580,454
                                                              =========       =========       =========

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
  Accounts payable                                            $  12,360       $ 287,222       $ 377,882
  Credit line payable                                           150,000         101,000              --
  Accrued liabilities                                             9,640          33,460          44,532
                                                              ---------       ---------       ---------

      Total current liabilities                                 172,000         421,682         422,414

Sublease rental deposit                                           1,871           2,136             650
Payable to related parties                                       60,270         148,657              --
                                                              ---------       ---------       ---------

      Total Liabilities                                         234,141         572,475         423,064

Stockholder's Equity:
  Common stock, (no par value, 10,000 shares authorized,
    3,000 shares issued and outstanding)                         22,679          22,679          22,679
  Retained earnings (deficit)                                   (55,610)       (199,908)        134,711
                                                              ---------       ---------       ---------

    Total stockholders' equity                                  (32,931)       (177,229)        157,390
                                                              ---------       ---------       ---------

      Total liabilities and stockholders' equity              $ 201,210       $ 395,246       $ 580,454
                                                              =========       =========       =========

The accompanying notes are an integral part of the financial statements.

TELESHARE 900, INC.
STATEMENTS OF INCOME
Years Ended December 31, 1997, 1996, and 1995

                                          1997            1996              1995
------------------------------------------------------------------------------------
Revenues:

  Telecommunications                  $   607,336     $ 5,927,458       $ 6,825,206
  Renewal fees                            179,021         298,219           101,106
  Other sales                               3,359         154,238           115,395
  Refunds                                 (63,054)       (362,993)         (305,202)
                                      -----------     -----------       -----------

    Net Revenue                           726,662       6,016,922         6,736,505

Operating Expenses:

  Workshop expenses                            --         369,472           488,411
  Marketing                                    --       1,952,087         2,053,985
  Travel                                    5,893         953,697           469,183
  Provider expenses                       471,966         638,121           490,220
  Other sales costs                         4,680          42,227            36,678
  Personnel costs                           8,003       1,484,584         1,501,627
  General and administrative              215,069         999,014         1,318,441
                                      -----------     -----------       -----------

    Total Operating Expenses              705,611       6,439,202         6,358,545
                                      -----------     -----------       -----------

Operating Income (Loss)                    21,051        (422,280)          377,960

Other Income (Expense):
  Other income                            121,023          34,377             8,361
  Interest income                          17,748          53,820            39,814
  Interest expense                        (15,524)           (536)               --
                                      -----------     -----------       -----------

    Total Other Income (Expense)          123,247          87,611            48,175
                                      -----------     -----------       -----------

Net Income (Loss)                     $   144,298     $  (334,619)      $   426,135
                                      ===========     ===========       ===========

The accompanying notes are an integral part of the financial statements.

TELESHARE 900, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
Years Ended December 31,1997,1996, and 1995
--------------------------------------------------------------------------------

                                                                      Retained
                                                   Common             earnings
                                                    stock             (deficit)
                                                  ---------           ---------
Balance at December 31, 1994                      $  22,679           $ (88,770)

Net Income for 1995                                                     426,135

Distributions                                                          (202,654)
                                                  ---------           ---------
Balance at December 31, 1995                         22,679             134,711

Net Loss for 1996                                                      (334,619)

Distributions                                                                --
                                                  ---------           ---------
Balance at December 31,1996                          22,679            (199,908)

Net Income for 1997                                                     144,298

Distributions                                                                --
                                                  ---------           ---------
Balance at December 31, 1997                      $  22,679           $ (55,610)
                                                  =========           =========

The accompanying notes are an integral part of the financial statements.

TELESHARE 900, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 1997, 1996, and 1995

                                                              1997            1996            1995
-----------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
  Net income                                               $ 144,298       $(334,619)      $ 426,135
  Adjustments to reconcile net income to
    net cash provided (used) by operating activities:
      Amortization expense                                     4,019           4,019           4,019
      Bad debt expense                                        10,119          56,291         212,000
      Changes in assets and liabilities:
        (Increase) decrease in:
          Accounts receivable                                  6,639          (6,639)             --
          Other current assets                                (9,276)         20,106         (20,106)
          Notes receivable                                   151,984         (48,221)       (563,983)
          Other receivables                                    6,318              --            (819)
          Receivable from related parties                      3,574         107,348         (99,467)
      Increase (decrease) in:
        Accounts payable                                    (274,863)        (90,660)        302,464
        Accrued liabilities                                  (23,819)        (11,072)            278
        Sublease rental deposit                                 (265)          1,486             650
        Payable to related parties                           (88,387)        148,657         (13,077)
                                                           ---------       ---------       ---------

        Total adjustments                                   (213,957)        181,315        (178,041)
                                                           ---------       ---------       ---------

  Net Cash Provided (Used) by Operating Activities           (69,659)       (153,304)        248,094

Cash Flow From Financing Activities:
  Borrowings from credit line                                 49,000         101,000              --
  Distributions to shareholders                                   --              --        (191,825)
                                                           ---------       ---------       ---------

  Net Cash Provided (Used) by Financing Activities            49,000         101,000        (191,825)
                                                           ---------       ---------       ---------

Net Increase (Decrease) in Cash                              (20,659)        (52,304)         56,269

Cash at January 1                                             21,525          73,829          17,560
                                                           ---------       ---------       ---------

Cash at December 31                                        $     866       $  21,525       $  73,829
                                                           =========       =========       =========

Supplementary Information:

The Company paid no income tax for the years ended December 31, 1997, 1996, and 1995, and paid interest of $15,524 and $536 for the years ended December 31, 1997 and 1996, respectively, and paid no interest for the year ended December 31, 1995.

In 1995 the Company distributed assets, with a net book value of $10,829 to a shareholder. The assets, and additional assets purchased by the Company for a related party were leased by the Company. (See Note 4.)

The Company allocates income and expenses to a related corporation. Net amounts allocated to the related corporation totaled $28,899, $146,216, and $(84,634) for the years ended December 31, 1997, 1996, and 1995, respectively.

The accompanying notes are an integral part of the financial statements.

TELESHARE 900, INC.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1.     Summary of Significant Accounting Policies

            The following is a summary of significant accounting policies of Teleshare 900, Inc. (the Company) followed in the preparation of these financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity, and are prepared on the accrual basis of accounting. The policies conform to generally accepted accounting principles and have been consistently applied.

            Nature of Operations - The Company was incorporated on January 28, 1993 for the purpose of, but not limited to, providing telecommunication services. The Company elected, and received, sub-chapter S corporation status from the Internal Revenue Service, effective from the incorporation date. The Company transferred a significant portion of operations to a related corporation during 1997.

            Revenue Recognition - Income is recognized as services are performed. Financing through notes receivable are serviced through independent collection agencies. Revenue and related interest income is recognized when the notes are signed and the related service provided. Ongoing revenue and expenses from telecommunication services are passed through to customers with the related portion due to the Company recognized upon notification from the service provider.

            Uncollectible Allowance - An uncollectible allowance is established and bad debt expense is recognized annually. Bad debt expense totaled $10,119, $56,291, and $212,000 for the years ended December 31, 1997, 1996, and 1995, respectively.

            Marketing Costs - Marketing and advertising costs are expended as incurred. Media refunds from unused advertising contracts paid are offset against advertising expense when refunds are received.

            Income taxes- Since the Company has received sub-chapter S corporation status, no provision for federal or state income taxes has been made. All income from the Company will be taxed on the shareholder's individual tax returns.

            Cash and cash equivalents - For the purpose of the statement of cash flows, cash is defined as demand deposits at banks.

            Cash Book Balance Overdrafts - As of December 31, 1996, and 1995 the Company had checks outstanding in excess of bank balances totaling $276,982, and $272,022, respectively, which have been classified as accounts payable.

            Concentrations of Credit Risk - Notes receivable are from customers throughout the United States. The notes have no collateral and the carrying value is offset by an uncollectible allowance, actual collectibility could vary from the estimated allowance. Cash book balances as of December 31, 1997, 1996, and 1995 totaled $866, $(255,457), and $(198,192) with bank balances of $6,863, $23,570, and $84,993, respectively. Bank balances not covered by FDIC insurance at December 31, 1997, 1996, and 1995 amounted to S64, $2,900, and $44,584, respectively.

            Use of Estimates in Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TELESHARE 900, INC.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 2.     Other Receivables

            Other receivables consist of loans to Company employees. The loans were unsecured with no interest or repayment terms.

Note 3.     Notes Receivable

            Notes receivable are principally from financing agreements with customers for telecommunications services provided. Interest rates vary from 10% to 21% with six to twenty-four month terms. Delinquent accounts are transferred to separate collection agency accounts. Uncollectible accounts are written-off against the allowance account, which is adjusted annually, with the adjustment being charged to bad debt expense. Notes receivable at December 31, 1997, 1996, and 1995 consist of the following:

                                                                 1997            1996            1995
                                                              ---------       ---------       ---------
            Notes serviced by collection agencies             $ 301,812       $ 379,603       $ 529,578
            Notes serviced internally                                --         104,310          34,405
            Allowance for uncollectible accounts               (120,000)       (140,000)       (212,000)
                                                              ---------       ---------       ---------
              Net notes receivable                              181,812         343,913         351,983

              Less long-term portion                                 --              --        (122,236)
                                                              ---------       ---------       ---------

                Notes receivable, less long-term portion      $ 181,812       $ 343,913       $ 229,747

Note 4.     Related Party Transactions

            The company has the following related party transactions with stockholders and companies in which the majority stockholder has whole or majority ownership.

            The Company allocates certain income and expenses to a related corporation. The allocations are based on percentages of income received or expenses paid for the operations of the related corporation. The allocations are accumulated in an inter-company transfer account. The balances are carried forward and continually offset against ongoing allocations. The net allocations are reflected in the inter-company amounts due to, or from, the related corporation listed below.

            The Company leases office furniture and equipment from a related party. The Company purchases assets on behalf of the related party and then leases the assets for a monthly lease charge based on the original purchase price of the asset. Lease charges are totaled monthly and charged to expense. The related party maintains title to all assets purchased, with the purchase price paid by the Company being credited against lease charges due to the related party. The net lease charges are accumulated and offset against the stockholder loan account annually. Purchases totaling $0, $6,190, and $164,976, and lease charges of $3,407, $136,004, and $117,962 for the years ended December 31, 1997, 1996, and 1995, respectively, were netted to a shareholder loan account.

            Future minimum lease payments fluctuate as new assets are purchased and various assets are retired from use and removed from the lease payment schedule. The asset list is adjusted with the level of operations of the Company. The Company incurs no penalty for adjusting the lease asset list as the level of operations changes.

TELESHARE 900, INC.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 4.     Related Party Transactions (continued)

            The amounts receivable and payable to related parties are unsecured with no interest or repayment terms.

            Receivable from related parties
              at December 31,                                 1997          1996          1995
                                                            --------      --------      --------
            Expenses paid for related parties               $    878      $  3,451      $  2,253
            Amounts due from related individuals               8,378         9,379        20,671
            Shareholder loan balance                              --            --        12,620
            Inter-company allocations due from related
              corporation                                         --            --        84,634
                                                            --------      --------      --------

                Total receivable from related parties       $  9,256      $ 12,830      $120,178

            Payable to related parties
              at December 31,
            Expenses paid by related parties                $ 12,942      $     --      $     --
            Shareholder loan balance                          17,429         2,441            --
            Inter-company allocations due to related
              corporation                                     29,899       146,216            --
                                                            --------      --------      --------

                Total payable to related parties            $ 60,270      $148,657      $     --

Note 5.     Organizational Costs

            The Company amortizes costs incurred for the initial corporate organization and start-up. The costs are amortized over five years on the straight-line basis with $4,019 amortization expense included in general and administrative expenses for the years ended December 31, 1997, 1996, and 1995. Accumulated amortization at December 31, 1997, 1996 and 1995 totaled $20,096, $16,076. and $12,058, respectively.

Note 6.     Line of Credit

            During 1996 the Company opened a line of credit with a limit of $150,000, secured by stock owned by a related party. The draws on the credit line totaled $150,000 and $101,000 at December 31, 1997 and 1996, respectively. The interest rate is variable with interest only payments due monthly. The principal balance on this line was due January 1, 1998, but is under review for extension. Interest of $14,195 and $536 was paid during the years ended December 31, 1997 and 1996, respectively.

Note 7.     Accrued Liabilities

            Accrued liabilities consisted of the following amounts at December
            31:

                                                       1997        1996         1995
                                                     -------     -------      -------
            Payroll and cafeteria plan accruals      $    --     $    --      $ 5,414
            Unearned revenue                              --          --       10,680
            Escrow liability accrual                   9,640      33,460       28,438
                                                     -------     -------      -------
              Total accrued liabilities              $ 9,640     $33,460      $44,532

                                TELECONNECT, INC.

                              FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996, and 1995

TABLE OF CONTENTS
                                                                            Page
--------------------------------------------------------------------------------

INDEPENDENT AUDITOR'S REPORT                                                   1

FINANCIAL STATEMENTS:

  Balance Sheets                                                               2

  Statements of Income                                                         3

  Statements of Stockholders' Equity                                           4

  Statements of Cash Flows                                                     5

  Notes to Financial Statements                                                6

                      [LETTERHEAD OF SQUIRE & COMPANY, PC]

                          INDEPENDENT AUDITOR'S REPORT

To the Director and Stockholders
of Teleconnect, Inc.

We have audited the accompanying balance sheets of Teleconnect, Inc. (a Utah corporation) as of December 31, 1997, 1996, and 1995, and the related statements of income and stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teleconnect, Inc. as of December 31, 1997, 1996, and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Squire & Co.

March 6, 1998
Squire & Co.
Orem, Utah

TELECONNECT, INC.
BALANCE SHEETS
December 31, 1997, 1996, and 1995

                                                       1997            1996          1995
---------------------------------------------------------------------------------------------
ASSETS

Current Assets:
  Cash                                               $      --       $      --     $  89,713
  Accounts receivable                                    3,157              --            --
  Notes receivable, less long-term portion             196,444           4,264            --
                                                     ---------       ---------     ---------

    Total current assets                               199,601           4,264        89,713

Notes receivable, long-term portion                    382,578          21,063            --
Receivable from related parties                        103,255         166,327            --
                                                     ---------       ---------     ---------

    Total assets                                     $ 685,434       $ 191,654     $  89,713
                                                     =========       =========     =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable                                   $ 425,131       $  99,308     $      --
  Credit line payable                                   34,985              --            --
  Note payable, current portion                         59,221              --            --
  Accrued liabilities                                   12,317          29,002         3,901
                                                     ---------       ---------     ---------

    Total current liabilities                          531,654         128,310         3,901

Note payable, less current portion                     197,784              --            --
Payable to related parties                              35,287           1,000        84,634
                                                     ---------       ---------     ---------

    Total Liabilities                                  764,725         129,310        88,535

Stockholders' Equity:
  Common stock (no par value, 10,000 shares
    authorized, 3,000 shares issued and
    outstanding)                                        40,000          40,000        40,000
  Retained earnings (deficit)                         (119,291)         22,344       (38,822)
                                                     ---------       ---------     ---------

    Total stockholders' equity                         (79,291)         62,344         1,178
                                                     ---------       ---------     ---------

      Total liabilities and stockholders equity      $ 685,434       $ 191,654     $  89,713
                                                     =========       =========     =========

The accompanying notes are an integral part of the financial statements.

TELECONNECT, INC.
STATEMENTS OF INCOME
Years Ended December 31, 1997, 1996, and 1995

                                          1997            1996           1995
--------------------------------------------------------------------------------
Revenues:
  Telecommunications                  $3,711,284        $721,791       $474,147
  Renewal fees                           275,763          87,015        159,890
  Other sales                            140,461             287         82,580
  Refunds                                (91,986)         (6,438)       (22,325)
                                      ----------        --------       --------

    Net Revenue                        4,035,522         802,655        694,292

Operating Expenses:
  Workshop expense                        29,007              --             --
  Marketing                              885,309         415,803             --
  Travel                                 388,891          71,893             24
  Provider expenses                      896,129         114,757        267,926
  Personnel costs                        954,118          63,064        286,657
  General and administrative             843,088          78,244         74,670
                                      ----------        --------       --------

    Total operating expenses           3,996,542         743,761        629,277
                                      ----------        --------       --------

Operating Income                          38,980          58,894         65,015

Other Income (Expense):
  Other income                                --             365             --
  Interest income                         27,180           1,907          3,764
  Interest expense                       (19,795)             --             --
  Disputed charges settlement           (188,000)             --             --
                                      ----------        --------       --------

    Total Other Income (Expense)        (180,615)          2,272          3,764
                                      ----------        --------       --------

Net Income (Loss)                     $ (141,635)       $ 61,166       $ 68,779
                                      ==========        ========       ========

The accompanying notes are an integral part of the financial statements.

TELECONNECT, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 1997, 1996, and 1995
--------------------------------------------------------------------------------

                                                                       Retained
                                                   Common              earnings
                                                    stock              (deficit)
                                                  ---------           ---------

Balance at December 31, 1994                      $  40,000           $ (22,601)

Net Income for 1995                                                      68,779

Distributions                                                           (85,000)
                                                  ---------           ---------

Balance at December 31, 1995                         40,000             (38,822)

Net Income for 1996                                                      61,166

Distributions                                                                --
                                                  ---------           ---------

Balance at December 31, 1996                         40,000              22,344

Net Loss for 1997                                                      (141,635)

Distributions                                                                --

Balance at December 31, 1997                      $  40,000           $(119,291)
                                                  =========           =========

The accompanying notes are an integral part of the financial statements.

TELECONNECT, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 1997, 1996, and 1995

                                                           1997            1996            1995
--------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
  Net income                                            $(141,635)      $  61,166       $  68,779
  Adjustments to reconcile net income to
    net cash provided (used) by operating
    activities:
      Bad debt expense                                    335,948          16,800              --
      Changes in assets and liabilities:
        (Increase) decrease in:
          Accounts receivable                              (3,157)             --              --
          Notes receivable                               (889,644)        (42,127)             --
          Receivable from related parties                  63,072        (146,216)         13,077
        Increase (decrease) in:
          Accounts payable                                325,823          99,308              --
          Accrued liabilities                             (16,684)         25,101           3,901
          Note payable                                    257,005              --              --
          Payable to related parties                       34,287        (103,745)         84,634
                                                        ---------       ---------       ---------

          Total adjustments                               106,650        (150,879)        101,612
                                                        ---------       ---------       ---------

  Net Cash Provided (Used) by Operating Activities        (34,985)        (89,713)        170,391
                                                        ---------       ---------       ---------

Cash Flow From Financing Activities:
  Borrowings from credit line                              34,985              --              --
  Distributions to shareholders                                --              --         (85,000)
                                                        ---------       ---------       ---------

  Net Cash Provided (Used) by Financing Activities         34,985              --         (85,000)

Net Increase (Decrease) in Cash                                --         (89,713)         85,391

Cash at January 1                                              --          89,713           4,322
                                                        ---------       ---------       ---------

Cash at December 31                                     $      --       $      --       $  89,713
                                                        =========       =========       =========

Supplementary Information:

The Company paid no income tax for the years ended December 31, 1997, 1996, and 1995, and paid interest of $19,795 for the year ended December 31, 1997 and paid no interest for the years ended December 31, 1996 and 1995.

The Company allocates income and expenses to a related corporation. Net amounts allocated to the related corporation totaled $(28,899), $(146,216), and $84,634 for the years ended December 31, 1997, 1996, and 1995, respectively.

The accompanying notes are an integral part of the financial statements.

TELECONNECT, INC.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1.     Summary of Significant Accounting Policies

            The following is a summary of significant accounting policies of Teleconnect, Inc. (the Company) followed in the preparation of these financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity, and are prepared on the accrual basis of accounting. The policies conform to generally accepted accounting principles and have been consistently applied.

            Nature of Operations - The Company was incorporated on January 28, 1993 for the purpose of, but not limited to, providing telecommunication services. The Company elected, and received, sub-chapter S corporation status from the Internal Revenue Service, effective from the incorporation date. In 1997 a significant portion of operations from a related corporation were transferred to the Company.

            Revenue Recognition - Income is recognized as services are performed. Financing through notes receivable are serviced through independent collection agencies. Revenue and related interest income are recognized when the notes are signed and the related service provided. Ongoing revenue and expenses from telecommunication services are passed through to customers, with the related portion due to the Company recognized upon notification from the service provider.

            Uncollectible Allowance - An uncollectible allowance is established and bad debt expense is recognized annually. Bad debt expense totaled $335,948, and $56,800 for the years ended December 31, 1997, 1996, respectively, there was no bad debt expense recognized during the year ended December 31, 1995.

            Marketing Costs - Marketing and advertising costs are expended as incurred. Media refunds from unused advertising contracts paid are offset against advertising expense when refunds are received.

            Income taxes - Since the Company has received sub-chapter S corporation status, no provision for federal or state income taxes has been made. All income from the Company will be taxed on the shareholders' individual tax returns.

            Cash and cash equivalents - For the purpose of the statement of cash flows, cash is defined as demand deposits at banks.

            Cash Book Balance Overdrafts - As of December 31, 1997, and 1996 the Company had checks outstanding in excess of bank balances totaling $127,856, and $86,138, respectively, which have been classified as accounts payable.

            Concentrations of Credit Risk - Notes receivable are from customers throughout the United States. The notes have no collateral and the carrying value is offset by an uncollectible allowance, actual collectibility could vary from the estimated allowance. Cash book balances as of December 31, 1997, 1996, and 1995 totaled $(127,856), $(86,138), and $89,713, with bank balances of $98, $1,881, and
            $220,786, respectively. All bank balances were covered by FDIC insurance at December 31, 1997 and 1996. The amount not covered by FDIC insurance at December 31, 1995 totaled $120,786.

            Use of Estimates in Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TELECONNECT, INC.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 2.     Notes Receivable

            Notes receivable are principally from financing agreements with customers for telecommunications services provided. Interest rates vary from 10% to 21% with six to twenty-four month terms. Delinquent accounts are transferred to separate collection agency accounts. Uncollectible accounts are written-off against the allowance account, which is adjusted annually, with the adjustment being charged to bad debt expense. Notes receivable at December 31, 1997, 1996, and 1995 consist of the following:

                                                                 1997            1996           1995
                                                              ---------       ---------       --------
            Notes serviced by collection agencies             $ 588,964       $  42,127             --
            Notes serviced internally                           236,058              --             --
            Allowance for uncollectible accounts               (246,000)        (16,800)            --
                                                              ---------       ---------       --------
              Net notes receivable                              579,022          25,327             --
              Less long-term portion                           (382,578)        (21,063)            --
                                                              ---------       ---------       --------
                Notes receivable, less long-term portion      $ 196,443       $   4,264       $     --

Note 3.     Related Party Transactions

            The company has the following related party transactions with related corporations, along with transactions with other related parties summarized in the amounts receivable and payable below. The amounts receivable and payable are unsecured and have no interest or repayment terms.

            The Company allocates certain income and expenses to a related corporation. The allocations are based on percentages of income received or expenses paid for the operations of the related corporation. The allocations are accumulated in an inter-company transfer account. The balances are carried forward and continually offset against ongoing allocations. The net allocations are reflected in the inter-company amounts due to, or from, the related corporation listed below.

            The Company uses office furniture and equipment owned by a related party, with original costs of $364,985, free of charge. The Company anticipates purchasing the furniture and equipment in 1998. No expenses have been accrued and no liability has been incurred for the use of the furniture and equipment.

            Receivable from related parties
              at December 31,                                           1997          1996           1995
                                                                      --------      --------      --------
            Expenses paid for related parties                         $ 73,335      $ 20,111      $     --
            Inter-company allocations due from related
              corporation                                               29,900       146,216            --
                                                                      --------      --------      --------

                Total receivable from related parties                 $103,255      $166,327      $     --

            Payable to related parties

            Officer loan balance                                      $ 20,000            --            --
            Shareholder loan balance                                    15,287         1,000            --
            Inter-company allocations due to related corporation            --            --        84,634
                                                                      --------      --------      --------

                Total payable to related parties                      $ 35,287      $  1,000      $ 84,634

TELECONNECT, INC.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 4.     Line of Credit

            During 1997 the Company opened a line of credit with a limit of $35,210, secured by accounts and notes receivable. The draws on the credit line totaled $34,985 at December 31, 1997. The interest rate is variable with interest only payments due monthly, with the principal due on demand. Interest of $1,210 was paid during the year ended December 31, 1997.

Note 5.     Accrued Liabilities

            Accrued liabilities consist of the following amounts at December 31:

                                               1997         1996         1995
                                             -------      -------      -------
            Accrued payroll expense          $12,317      $24,761      $    --
            Accrued escrow liability              --        4,241        3,901
                                             -------      -------      -------

              Total accrued liabilities      $12,317      $29,002      $ 3,901

Note 6.     Disputed Charges Settlement

            During 1997 the Company was billed for disputed telecommunication charges from a service provider. The disputed charges totaled approximately $376,000. The dispute has been settled, with the Company and the provider each incurring half of the disputed charges. Therefore, $188,000 has been reported in "other expense," and charged against net income.

            As a result of the settlement, the Company has booked a note payable to the provider for the disputed charges and other expenses incurred by the Company while the settlement was pending. At December 31, 1997, the balance due of the note was $257,005. Payments will be made over a period of 36 months, interest accrued at 8%. Payments are $5,000 per month for the first six months, beginning January 1998, $8,000 for the next six months, and $8,945 for the remaining 24 months. Income from ongoing activity due to the Company from the service provider will be credited against the monthly payments, with the Company being responsible to make any payments for the difference of monthly income and the scheduled monthly payments.

            Principal payments due during the next three years are as follows:

                                                              1998     $ 59,221
                                                              1999       94,952
                                                              2000      102,832
                                                                       --------

                                                Total note payable      257,005

                                              Less current portion      (59,221)
                                                                       --------

                                Note payable, less current portion     $197,784

TELESHARE 900, INC.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 8.     Building Lease

            The Company leases office space under an operating lease, expiring March 15, 1999. The Company has the Option to terminate the lease early with four months notice. Rent expense was $85,153, $142,314, and $122,330 for the years ended December 31, 1997, 1996 and 1995, respectively. A portion of the lease expense was allocated to a related party and charged to an inter-company transfer account. Future minimum lease payments total $169,907 for 1998 and $28,544 for 1999. A portion of the office space is being sub-leased, with the sub-lease payments being reported as other income. Rent income of $64,090, $30,748, and $8,325 was received for the years ended December 31, 1997, 1996, and 1995, respectively.

Note 9.     Other Income

            Other income consists of the following for the years ended December 31:

                                           1997            1996           1995
                                         --------        --------       --------

            Sublease rent received       $ 64,090        $ 30,748       $  8,325
            Database income                49,944              --             --
            Processing fees                    --           3,458             --
            Miscellaneous income            6,989             171             36
                                         --------        --------       --------

              Total other income         $121,023        $ 34,377       $  8,361

                                   QCOMM, INC.

                            INTERIM INCOME STATEMENT

                                                -------------------------------
                                                 01/01/1999          01/01/1999
                                                  THROUGH             THROUGH
                                                 10/31/1999          10/31/1998
                                                -------------------------------

Revenues
  Telecommunications                            $   996,261         $ 2,107,608
  Renewal fees                                       81,125              99,668
  Qxpress system                                      5,175                   0
  Other Sales                                       416,264              36,962

      Net revenues                                1,498,825           2,244,238

Cost of sales                                       938,018           2,052,671
                                                -----------         -----------

      Gross profit                                  560,807             191,567

Operating expenses                                1,174,326           1,524,047
                                                -----------         -----------

      Loss from operations                         (613,519)         (1,332,480)

Other income including interest                       5,413              84,251
                                                -----------         -----------

  Loss Before extraordinary items                  (608,106)         (1,248,229)

Gain on extinguishment of debt                      143,811             125,087
                                                -----------         -----------

                                                -----------         -----------
      NET LOSS                                     (464,295)         (1,123,142)
                                                ===========         ===========

                                   QCOMM, INC.

                           PROJECTED INCOME STATEMENT
                                1999 THROUGH 2002

                                                                         ESTIMATES
                                  -------------------------------------------------------------------------
                                  01/01/1999      01/01/1999      01/01/2000     01/01/2001     01/02/2002
                                   THROUGH          THROUGH         THROUGH        THROUGH        THROUGH
                                  10/31/1999      12/31/1999      12/31/2000     12/31/2001     12/31/2002
                                  -------------------------------------------------------------------------
Revenues
  Telecommunications              $   996,261     $ 1,195,500     $   500,000    $   250,000    $   250,000  Discontinued some items
  Renewal fees                         81,125          97,350          90,000         85,000         80,000  Discontinued coaching
  Qxpress system                        5,175         374,097      17,393,070     42,369,600     56,466,480  See note 1
  Other Sales                         416,264         417,000               0              0              0

      Net revenues                  1,498,825       2,083,947      17,983,070     42,704,600     56,796,480

Cost of sales                         938,018       1,770,473      15,747,953     37,958,063     50,890,115  See note 2
                                  -------------------------------------------------------------------------

      Gross profit                    560,807         313,474       2,235,117      4,746,537      5,906,365

Operating expenses                  1,174,326       1,068,795       2,022,698      2,012,470      2,122,917
                                  -------------------------------------------------------------------------

    Gain (Loss) from
      operations                     (613,519)       (755,321)        212,419      2,734,067      3,783,448

Other income including
  interest                              5,413           5,500           5,500          5,500          5,500
                                  -------------------------------------------------------------------------

  Gain (Loss) Before
    extraordinary items              (608,106)       (749,821)        217,919      2,739,567      3,788,948

Gain on extinguishment of debt        143,811         150,000         150,000              0              0
                                  -------------------------------------------------------------------------

                                  -------------------------------------------------------------------------
      NET GAIN (LOSS)                (464,295)       (599,821)        367,919      2,739,567      3,788,948
                                  =========================================================================

Note 1: Sales are based upon an analysis of average retail sales by retailers of $400/month.
         Test market in the Michigan and Indiana areas showed that we could place the units.
         Estimation of units placed: 1999-500 units: 2000 - 4300 units: 2001 -7200 units: 2002 - 9360 units.
         Retailers prefer our units over the retail cards due to not having to carry an inventory, Also there no upfront cost.

Note 2:  Cost of goods are based upon:
         Depreciation: Cost $300 per unit, 3 year write off.
         Commissions: Based upon percentage of sales
         Carrier cost: Based upon percentage of sales.
         Cell pone cost: $39 each, Sells to retailer $44, 45% total margin. Terminal transaction fee: Cost of computer tracking sales per unit.

General Notes: Operating costs are based upon estimated payroll, cost that have been incurred in 1999 and projected through 2002.
               In 1999 the decision to eliminate the workshops and coaching reduced the revenues for Telecommuntions and the renewals of the business opportunities. However there are master agents that will continue the phone card business.
               Custom cards will continue be part of our business.
               Rechargeable and Q discount cards will continue as part of our business

                                   QCOMM, INC.

                             PROJECTED BALANCE SHEET
                                1999 THROUGH 2002

                                    ---------------------------------------------------------
                                       AS OF          AS OF           AS OF         AS OF
                                     12/31/1999     12/31/2000      12/31/2001    01/01/2002
                                    ---------------------------------------------------------

                                     ASSETS
CURRENT ASSETS
Cash                                $   531,900     $   500,000     $ 2,525,900   $ 5,416,900  prior bal + profit - pur of LDC units
Trade Accounts Receivable                60,000         334,500         814,800     1,085,900  = last week of the year, receipts
                                                                                               from ACH
  less allow for doubtful accts         (40,000)              0               0             0
Notes Receivable                        133,400               0               0             0  No longer financing business
                                                                                               opportunity
Related party receivable                 13,400               0               0             0  Assume no loans to related parties
                                    ---------------------------------------------------------

     Total current assets               698,700         834,500       3,340,700     6,502,800

PROPERTY & EQUIPMENT, AT COST           128,600       1,026,900       1,320,200     2,007,000

OTHER ASSETS                             60,000               0               0             0  Assuming no other assets

                                    ---------------------------------------------------------
TOTAL ASSETS                            887,300       1,861,400       4,660,900     8,509,800
                                    =========================================================

                      LIABILITIES AND STOCKHOLDERS EQUITY
CURRENT LIABILITIES
  Notes payable                          36,700               0               0             0  Notes paid off
  Accounts payable                      578,600         150,000         200,000       250,000  Prior accounts payable paid off,
                                                                                               Pay within terms
  Line of Credit                        170,000                                                Pay off line of credits
  Accrued Liabilities                    45,000          50,000          60,000        70,000  Mainly end of year payroll
  Related party obligation              161,000               0               0             0  Pay off all related parties
  Other current liabilities             161,000          50,000          50,000        50,000
                                    ---------------------------------------------------------

     Total current liabilities        1,152,300         250,000         310,000       370,000

STOCKHOLDERS' DEFICIT
                                    ---------------------------------------------------------
  Common Stock Authorized
    @ $.001 per Share                50,000,000      50,000,000      50,000,000    50,000,000
  Shares issued and
    outstanding                       8,700,000       9,900,000       9,900,000     9,900,000  Stock issue, to finance LDC Units
                                                                                               for Qxpress
                                    ---------------------------------------------------------
Value @ $.001 per share                   8,700           9,900           9,900         9,900
Additional paid-in capital            1,830,700       3,338,000       3,338,000     3,338,000
Accumulated deficit                  (2,104,400)     (1,736,500)      1,003,000     4,791,900
                                    ---------------------------------------------------------

     Total stockholder's equity        (265,000)      1,611,400       4,350,900     8,139,800

                                    ---------------------------------------------------------
                                    $   887,300     $ 1,861,400     $ 4,660,900   $ 8,509,800
                                    =========================================================

                                   QCOMM, INC.

                              OPERATIONS BREAKDOWN

--------------------------------------------------------------------------------
  MAJOR PRODUCTS          1996           1997           1998            1999
--------------------------------------------------------------------------------
TELECOMMUNICATIONS     $6,279,818     $4,163,580     $2,839,848      $1,200,000
RENEWALS                  385,234        454,784        136,127          98,000
INTERNET WEBSITES               0              0              0         413,813
QXPRESS LDC UNITS               0              0              0          15,000
MISC INCOME               154,525        143,820        189,487           3,000

                       ---------------------------------------------------------
TOTAL SALES             6,819,577      4,762,184      3,165,462       1,729,813
                       ---------------------------------------------------------

NOTE: QCOMM, INC. HAS NO MAJOR CUSTOMERS. PREPAID PHONE CARDS ARE SOLD
      THROUGHOUT THE UNITED STATES.

      INTERNET WEBSITES WERE INTRODUCED ON A TRIAL BASIS IN 1999. MANAGEMENT DECISION WAS TO DISCONTINUE THE PRODUCT.

Item 14. Changes In and Disagreements With Accountants On Accounting and Financial Disclosure

      Not Applicable

                                    PART III

Item 15. Financial Statements and Exhibits

                                 Other Exhibits

3.

(a) Articles of Amendment to the Articles of Incorporation of Four Rivers Development, Inc.

(b) Articles of Incorporation of Four Rivers Development

(c) By-Laws of Q Comm International, Inc.

(d) Articles of Incorporation of QCMERCO, Inc.

(e) Articles of Merger

(f) Plan of Merger

(g) Agreement and Plan of Reorganization

(h) Specimen Copy of Q Comm International, Inc. Stock Certificate

(i) Certificate of Good Standing State of Utah

(j) Business License City of Orem, State of Utah

(k) Lease Agreement by and between Highland Ranch, Inc. and Q Comm International, Inc. to lease 1145 S.1680 W. Orem, Utah., the Company's headquarters

(l) Employment Agreement entered into by and between Stephen Flaherty and Q Comm International, Inc.

(m) Q Comm International, Inc. Stock Option Agreements

10. Material Contracts

(a) LDC Direct Distributor Agreement by and between LDC Direct, Ltd. Co and Q Comm International, Inc.

(b) Q Comm, Inc. Services Agreement for USP Communications to be a distributor of the Qxpress Management System

(c) Convertible Debenture and Common Stock Purchase Agreement by and Among Gem Investments, LTD and Q Comm International, Inc.

(d) Authorized Distributor Agreement-PrePaid entered into by and between MegaHertz-NKO, Inc. and Q Comm International, Inc.

(e) Service Agreement by and between Tekbilt World Communications d/b/a/ TWC Direct and Q Comm International, Inc.

(f) Q Comm, Inc. Services Agreement for The Amster-Kirtz Company to be a distributor of the Qxpress Management System

23. Consents of Experts and Counsel

                                   Signatures

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Q COMM INTERNATIONAL, INC.
                                         --------------------------
                                                (Registrant)


                                         Date:             2/24/00
                                               ---------------------------------


                                         By: /s/ Paul C. Hickey
                                             -----------------------------------
                                             Paul C. Hickey
                                             CEO, Chairman of the Board


                                       32